File No. 33-
                                                          CIK #896710
                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:       Insured Municipals Income Trust and
                              Investors' Quality Tax-Exempt Trust,
                                Multi-Series 231

B. Name of Depositor:         Van Kampen Merritt Inc.

C. Complete address of Depositor's principal executive offices:

                           One Parkview Plaza
                    Oakbrook Terrace, Illinois  60181

D  Name and complete address of agents for service:

   Van Kampen Merritt Inc.            Chapman and Cutler
   Attn: John C. Merritt, Chairman    Attn: Mark J. Kneedy
   One Parkview Plaza                 111 West Monroe Street
   Oakbrook Terrace, Illinois  60181  Chicago, Illinois  60603

E. Title and amount of securities being registered:  1,000* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1,020 per Unit**): $1,020,000

G. Amount of filing fee, computed at one twenty-ninth of 1 percent of the proposed maximum aggregate offering price to the public: $351.72

H. Approximate date of proposed sale to the public:

             as soon as practicable after the Effective Date
                      of the Registration Statement
_________________________________________________________________________
*  500   Units registered for primary distribution.
   500 Units registered for resale by Depositor of Units previously sold in primary distribution
**Estimated solely for the purpose of calculating the registration  fee.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 231

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus

                I.  Organization and General Information

1. (a)  Name of trust              )
   (b)  Title of securities issued )  Prospectus Front Cover Page

2. Name and address of Depositor   )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

3. Name and address of Trustee     )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

4. Name and address of principal   )  Underwriting
     underwriter                   )

5. Organization of trust           )  Introduction

6. Execution and termination of    )  Introduction
     Trust Indenture and Agreement )  Trust Administration

7. Changes of Name                 )  *

8. Fiscal year                     )  *

9. Material Litigation             )  *

    II.  General Description of the Trust and Securities of the Trust

10. General information regarding  )  Introduction
      trust's securities and rights)  Unitholder Explanations
      of security holders          )  Trust Information
                                   )  Trust Administration

11. Type of securities comprising  )  Introduction
      units                        )  Trust Information
                                   )  Trust Portfolios

12. Certain information regarding  )  *
      periodic payment certificates)

13. (a)  Load, fees, charges and   )  Introduction
      expenses                     )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations
                                   )  Trust Information
                                   )  Trust Administration

    (b)  Certain information regard-) *
           ing periodic payment plan)
           certificates            )

    (c)  Certain percentages       )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations

    (d)  Certain other fees,       )  Unitholder Explanations
           expenses or charges     )  Trust Administration
           payable by holders      )

    (e)  Certain profits to be     )  Unitholder Explanations
           received by depositor,  )  Underwriting
           principal underwriter,  )  Notes to Portfolios
           trustee or affiliated   )
           persons                 )

    (f)  Ratio of annual charges   )  *
           to income               )

14. Issuance of trust's securities )  Unitholder Explanations

15. Receipt and handling of payments) *
      from purchasers              )

16. Acquisition and disposition of )  Introduction
      underlying securities        )  Unitholder Explanations
                                   )  Trust Administration

17. Withdrawal or redemption       )  Unitholder Explanations
                                   )  Trust Administration

18. (a)  Receipt and disposition   )  Introduction
      of income                    )  Unitholder Explanations

    (b)  Reinvestment of distribu- )  *
           tions                   )

    (c)  Reserves or special funds )  Unitholder Explanations
                                   )  Trust Administration

    (d)  Schedule of distributions )  *

19. Records, accounts and reports  )  Unitholder Explanations
                                   )  Trust Administration

20. Certain miscellaneous provisions) Trust Administration
      of Trust Agreement           )

21. Loans to security holders      )  *

22. Limitations on liability       )  Trust Portfolios
                                   )  Trust Administration

23. Bonding arrangements           )  *

24. Other material provisions of   )  *
      trust indenture or agreement )

    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor      )  Trust Administration

26. Fees received by Depositor     )  Trust Administration

27. Business of Depositor          )  Trust Administration

28. Certain information as to      )
      officials and affiliated     )  *
      persons of Depositor         )

29. Companies owning securities of )  *
      Depositor                    )

30. Controlling persons of Depositor) *

31. Compensation of Directors      )  *

32. Compensation of Directors      )  *

33. Compensation of Employees      )  *

34. Compensation to other persons  )  Unitholder Explanations

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's        )  Introduction
      securities by states         )  Settlement of Bonds in the Trusts

36. Suspension of sales of trust's )  *
      securities                   )

37. Revocation of authority to     )  *
      distribute                   )

38. (a)  Method of distribution    )

    (b)  Underwriting agreements   )  Unitholder Explanations

    (c)  Selling agreements        )

39. (a)  Organization of principal )
           underwriter             )
                                   )  Trust Administration
    (b)  N.A.S.D. membership by    )
           principal underwriter   )

40. Certain fees received by       )  *
      principal underwriter        )
41. (a)  Business of principal     )  Trust Administration
      underwriter                  )

    (b)  Branch offices of principal) *
      underwriter                  )

    (c)  Salesmen of principal     )  *
      underwriter                  )

42. Ownership of securities of the )  *
      trust                        )

43. Certain brokerage commissions  )
      received by principal        )  *
      underwriter                  )

44. (a)  Method of valuation       )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to offering   )  *
           price                   )

    (c)  Variation in offering price) Unitholder Explanations
           to certain persons      )

45. Suspension of redemption rights)  *

46. (a)  Redemption valuation      )  Unitholder Explanations
                                   )  Trust Administration

    (b)  Schedule as to redemption )  *
      price                        )

47. Purchase and sale of interests )  Unitholder Explanations
      in underlying securities     )  Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of )  Trust Administration
      trustee                      )
49. Fees and expenses of trustee   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

50. Trustee's lien                 )  Trust Administration

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's)
      securities                   )  *

                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-)
           ment with respect to    )
           replacement or elimi-   )  Trust Administration
           nation of portfolio     )
           securities              )

    (b)  Transactions involving    )
           elimination of underlying) *
           securities              )

    (c)  Policy regarding substitu-)  Trust Administration
           tion or elimination of  )
           underlying securities   )

    (d)  Fundamental policy not    )  *
           otherwise covered       )

53. Tax Status of trust            )  Trust Information
                                   )  Other Matters

              VIII.  Financial and Statistical Information

54. Trust's securities during      )  *
      last ten years               )

55.                                )
                                   )

56. Certain information regarding  )  *
                                   )

57. Periodic payment certificates  )

58.                                )

59. Financial statements (Instruc- )  Other Matters
      tions 1(c) to Form S-6)      )
__________________________________
* Inapplicable, omitted, answer negative or not required

               Preliminary Prospectus Dated August 9, 1994

                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust

1,000 Units                                           Multi-Series 231
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


                 PRELIMINARY PROSPECTUS DATED AUGUST 4, 1994
                            SUBJECT TO COMPLETION

August 4, 1994                           Van Kampen Merritt

INSURED MUNICIPALS INCOME TRUST AND
INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 229

Arizona IM-IT 10       New York IM-IT Intermediate      Pennsylvania IM-IT 191
Minnesota IM-IT 53       Laddered Maturity Series 12    Maryland Quality 65

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

      THE FUND. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of five underlying separate unit investment trusts designated as Arizona Insured Municipals Income Trust, Series 10 (the "Arizona IM-IT Trust"), Minnesota Insured Municipals Income Trust, Series 53 (the "Minnesota IM-IT Trust"), New York IM-IT Intermediate Laddered Maturity Series 12 (the "New York IM-IT Intermediate Laddered Maturity Trust"), Pennsylvania Insured Municipals Income Trust, Series 191 (the "Pennsylvania IM-IT Trust") and Maryland Investors' Quality Tax-Exempt Trust, Series 65 (the "Maryland Quality Trust"). The various trusts are collectively referred to herein as the "Trusts", the Arizona IM-IT, Minnesota IM-IT, New York IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT and Maryland Quality Trusts are sometimes collectively referred to herein as the "State Trusts", while the Arizona IM-IT, Minnesota IM-IT, New York IM-IT Intermediate Laddered Maturity and Pennsylvania IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts", the New York IM-IT Intermediate Laddered Maturity Trust is sometimes referred to herein as the "State Intermediate Laddered Maturity Trust" and the Maryland Quality Trust is sometimes referred to herein as the "Quality Trust". Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities"). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.

     "AAA" RATING FOR THE INSURED TRUSTS ONLY. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 23. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. INSURANCE RELATES ONLY TO THE BONDS IN A TRUST AND NOT TO THE UNITS OFFERED HEREBY OR TO THE MARKET VALUE THEREOF. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's Corporation. Standard & Poor's Corporation has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.

     PUBLIC OFFERING PRICE. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price (excluding Purchased Interest) and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial Information". For sales charges in the secondary market, see "Unitholder Explanations--Public Offering". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for each Trust. See "Unitholder Explanations--Public Offering".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

2                                Introduction

      ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The annual Estimated Current Return and Estimated Long-Term Return to Unitholders as of the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) were as set forth under "Per Unit Information" for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.

     OBJECTIVES OF THE FUND. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

     DISTRIBUTIONS. Purchasers of Units will receive distributions on a monthly basis. See "Unitholder Explanations--Settlement of Bonds in the Trusts". Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

     MARKET FOR UNITS. Although not obligated to do so, the Sponsor, Van Kampen Merritt Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus Purchased Interest; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus Purchased Interest. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus Purchased Interest (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations-- Public Offering--Market for Units").

     REINVESTMENT OPTION. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public Offering-- Reinvestment Option".

     RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder
Explanations--Settlement of Bonds in the Trusts--Risk Factors".

                  Summary of Essential Financial Information                 3



                       INSURED MUNICIPALS INCOME TRUST
                   AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                               MULTI-SERIES 229
                  SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE DATE OF DEPOSIT: AUGUST 3, 1994
    (EXCEPT FOR THE PENNSYLVANIA IM-IT TRUST AS OF 8:00 A.M. CENTRAL TIME
                   ON THE DATE OF DEPOSIT: AUGUST 4, 1994)
            SPONSOR: VAN KAMPEN MERRITT INC.
          EVALUATOR: AMERICAN PORTFOLIO EVALUATION SERVICES
                    (A DIVISION OF A SUBSIDIARY OF THE SPONSOR)
            TRUSTEE: THE BANK OF NEW YORK

                                                                                                              NEW YORK
                                                                                                              IM-IT
                                                                                                              INTERMEDIATE
                                                                        ARIZONA            MINNESOTA          LADDERED
GENERAL INFORMATION                                                     IM-IT TRUST        IM-IT TRUST        MATURITY TRUST
Principal Amount (Par Value) of Securities in Trust..................   $     3,000,000    $     3,080,000    $     3,000,000
Number of Units......................................................             3,050              3,011              3,000
Fractional Undivided Interest in the Trust per Unit..................           1/3,050            1/3,011            1/3,000
Principal Amount (Par Value) of Securities per Unit <F1>.............   $        983.61    $      1,022.92    $      1,000.00
Public Offering Price:
    Aggregate Offering Price of Securities in Portfolio..............   $     2,879,572    $     2,837,212    $     2,975,072
    Aggregate Offering Price of Securities per Unit..................   $        944.12    $        942.28    $        991.69
    Sales Charge <F2>................................................   $         48.64    $         48.55    $         30.67
    Purchased Interest <F3>..........................................   $        22,073    $        27,613    $        14,308
    Purchased Interest per Unit <F3>.................................   $          7.24    $          9.17    $          4.77
    Public Offering Price per Unit <F3>..............................   $      1,000.00    $      1,000.00    $      1,027.13
Redemption Price per Unit, including Purchased Interest <F3>.........   $        943.75    $        943.50    $        988.72
Secondary Market Repurchase Price per Unit, including Purchased
  Interest <F3>......................................................   $        951.36    $        951.45    $        996.46
Excess of Public Offering Price per Unit Over Redemption Price per
  Unit...............................................................   $         56.25    $         56.50    $         38.41
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
  Price per Unit.....................................................   $          7.61    $          7.95    $          7.74
Minimum Value of the Trust under which Trust Agreement may be
  terminated.........................................................   $       600,000    $       616,000    $       600,000
Minimum Principal Distribution.......... $1.00 per Unit
First Settlement Date................... August 11, 1994
Evaluator's Annual Supervisory Fee...... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....... $0.30 per $1,000 principal amount of Bonds <F4>

    Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock
    Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.
<F2>Sales charges for the Trusts, expressed as a percentage of the Public
    Offering Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: a State Trust (other than a State Intermediate Laddered Maturity Trust) - 4.9% (5.152%); an IM-IT Limited Maturity

4                 Summary of Essential Financial Information
    Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust or a State Intermediate Laddered Maturity Trust - 3.0% (3.093%).

<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering-- Market for Units".
<F4>Such fee is based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

                  Summary of Essential Financial Information                 5



                       INSURED MUNICIPALS INCOME TRUST
                   AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                               MULTI-SERIES 229
            SUMMARY OF ESSENTIAL FINANCIAL INFORMATION (CONTINUED)
AT THE CLOSE OF BUSINESS ON THE DAY BEFORE THE DATE OF DEPOSIT: AUGUST 3, 1994
    (EXCEPT FOR THE PENNSYLVANIA IM-IT TRUST AS OF 8:00 A.M. CENTRAL TIME
                   ON THE DATE OF DEPOSIT: AUGUST 4, 1994)
            SPONSOR: VAN KAMPEN MERRITT INC.
          EVALUATOR: AMERICAN PORTFOLIO EVALUATION SERVICES
                    (A DIVISION OF A SUBSIDIARY OF THE SPONSOR)
            TRUSTEE: THE BANK OF NEW YORK

                                                                                         PENNSYLVANIA       MARYLAND
GENERAL INFORMATION                                                                      IM-IT TRUST        QUALITY TRUST
Principal Amount (Par Value) of Securities in Trust...................................   $     3,995,000    $     3,040,000
Number of Units.......................................................................             4,063              3,089
Fractional Undivided Interest in the Trust per Unit...................................           1/4,063            1/3,089
Principal Amount (Par Value) of Securities per Unit <F1>..............................   $        983.26    $        984.14
Public Offering Price:
    Aggregate Offering Price of Securities in Portfolio...............................   $     3,840,760    $     2,909,332
    Aggregate Offering Price of Securities per Unit...................................   $        945.30    $        941.84
    Sales Charge <F2>.................................................................   $         48.70    $         48.52
    Purchased Interest <F3>...........................................................   $        24,370    $        29,779
    Purchased Interest per Unit <F3>..................................................   $          6.00    $          9.64
    Public Offering Price per Unit <F3>...............................................   $      1,000.00    $      1,000.00
Redemption Price per Unit, including Purchased Interest <F3>..........................   $        943.91    $        943.95
Secondary Market Repurchase Price per Unit, including Purchased Interest <F3>.........   $        951.30    $        951.48
Excess of Public Offering Price per Unit Over Redemption Price per Unit...............   $         56.09    $         56.05
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit..   $          7.39    $          7.53
Minimum Value of the Trust under which Trust Agreement may be terminated..............   $       799,000    $       608,000
Minimum Principal Distribution.......... $1.00 per Unit
First Settlement Date................... August 11, 1994
Evaluator's Annual Supervisory Fee...... Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee....... $0.30 per $1,000 principal amount of
                                         Bonds <F4>

    Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock
    Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.
<F2>Sales charges for the Trusts, expressed as a percentage of the Public
    Offering Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: a State Trust (other than a State Intermediate Laddered Maturity Trust) - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust or a State Intermediate Laddered Maturity Trust - 3.0% (3.093%).
<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from

6                 Summary of Essential Financial Information
    such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering-- Market for Units".

<F4>Such fee is based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

                           Unitholder Explanations                           7

SETTLEMENT OF BONDS IN THE TRUSTS

     THE FUND. Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 229 (the "Fund"), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Date of Deposit, among Van Kampen Merritt Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

     The Fund consists of five separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information". Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information." Unless otherwise terminated as provided herein, the Trust Agreement for any State Trust (other than a State Intermediate Laddered Maturity Trust) will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

     The portfolio of any State Trust (other than a State Intermediate Laddered Maturity Trust) consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years, 10 years and 5 years, respectively.

     The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds contained in such portfolio will mature each year, commencing in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of a State Intermediate Laddered Maturity Trust. However, the flexibility provided by the return of principal may at the same time eliminate a Unitholder's ability to reinvest the amount returned at a rate as high as the implicit yield on the obligations which matured.

     Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such

8                          Unitholder Explanations
obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios". The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit Information" for the applicable Trust. Holders of the Units will be "at risk" with respect to all Securities in the portfolios including "when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

     Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information". To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

     OBJECTIVES AND SECURITIES SELECTION. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the obligations contained in such portfolio will mature each year commencing in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

     Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation ("AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2) Financial Guaranty, (3) Municipal Bond Investors Assurance Corporation ("MBIA"), (4) Bond Investors Guaranty Insurance Company ("BIG"), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union"), (6) Capital Guaranty Insurance Company ("Capital Guaranty"), (7) Capital Markets Assurance Corporation ("CapMAC") and/or (8) Financial Security Assurance Inc. ("Financial Security" or "FSA") (collectively, the "Preinsured Bond Insurers") (see "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts"). Insurance obtained by an Insured Trust is

                           Unitholder Explanations                           9
effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds") are not additionally insured by an Insured Trust. No representation is made as to any insurer's ability to meet its commitments.

     Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See "Unitholder Explanations--Public Offering--Offering Price". On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

     In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's Corporation rating of "BBB-" or at least the Moody's Investors Service, Inc. rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's Corporation. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

     In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's Corporation rating of the Securities was in no case less than "BBB-" in the case of the Insured Trusts and "A-" in the case of the Quality Trusts, or the Moody's Investors Service, Inc. rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration").

     To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition,

10                         Unitholder Explanations
other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

     RISK FACTORS. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of

                           Unitholder Explanations                          11
the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for

12                         Unitholder Explanations
and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

     Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

     REPLACEMENT BONDS. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any

                           Unitholder Explanations                          13
way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original corpus of the Fund.

     The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of a State Trust (other than a State Intermediate Laddered Maturity Trust) or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity Trust or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund", (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's Corporation or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

     If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal, Purchased Interest and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

     BOND REDEMPTIONS. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from

14                         Unitholder Explanations
the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios". See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     DISTRIBUTIONS. Distributions of interest received by the Fund, pro rated on an annual basis, will be made monthly. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust and will be made on the fifteenth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the first day of such month. Distribution of funds from the Principal Account, if any, will also be made monthly, except under certain special circumstances (see "Unitholder Explanations--Public Offering--Distributions of Interest and Principal").

     CERTIFICATES. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof.

     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

                           Unitholder Explanations                          15

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

     As of the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Return and the Estimated Long-Term Return were as set forth in the "Per Unit Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed (1) the amounts paid by Unitholders and (2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

     CALCULATION OF ESTIMATED NET ANNUAL INTEREST INCOME. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

     The beginning interest date for each Trust is August 11, 1994. The first record date for each Trust (September 1, 1994) is 20 days from such date. The daily rates of estimated net annual interest income per Unit are $.14982, $.14698, $.12950, $.15429 and $.15497 for the Arizona IM-IT, Minnesota IM-IT,
New York IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT and Maryland Quality Trusts, respectively. This amounts to $3.00, $2.94, $2.59, $3.09 and $3.10 for the Arizona IM-IT, Minnesota IM-IT, New York IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT and Maryland Quality Trusts, respectively.

16                         Unitholder Explanations

     Utilizing the preceding information, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the Arizona IM-IT Trust:

     The Arizona IM-IT Trust accrues
        $3.00 to the first record date plus
        $45.00 which is 10 normal distributions at $4.50, and finally adding $5.94 which has accrued from July 1, 1995 until August 11, 1995 which completes the 360 day cycle (40 days times the daily factor) Total $53.94 interest earned / $1,000.00 (Date of Deposit Public Offering
                  Price) = 5.39% Estimated Current Return as of the Date of Deposit.

PURCHASED AND ACCRUED INTEREST

     PURCHASED INTEREST. Purchased Interest is a portion of the unpaid interest that has accrued on the Securities from the later of the last payment date on the Securities or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. See "Summary of Essential Financial Information" for the amount of Purchased Interest per Unit for each Trust. Purchased Interest is an element of the price Unitholders will receive in connection with the sale or redemption of Units prior to the termination of the Trust.

     ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

     As indicated in "Purchased Interest", accrued interest as of the First Settlement Date includes Purchased Interest. In an effort to reduce the amount of Purchased Interest which would otherwise have to be paid by Unitholders, the Trustee may advance a portion of such accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement (other than the Purchased Interest already included therein), less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal".

     Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the Purchased Interest and accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds (including Purchased Interest) held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

     GENERAL. Units are offered at the Public Offering Price which includes Purchased Interest. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (excluding Purchased Interest) (5.152% of the aggregate offering price of the Securities) for a State Trust (other than a State Intermediate Laddered Maturity Trust), 4.3% of the Public Offering Price (excluding Purchased Interest) (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (excluding Purchased Interest) (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 3.0% of the Public Offering Price (excluding Purchased Interest) (3.093% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust or a State Intermediate Laddered Maturity Trust. After the initial public offering period, the secondary market Public

                           Unitholder Explanations                          17
Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case Purchased Interest and accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature.

     The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:

     YEARS TO MATURITY                     SALES CHARGE        YEARS TO MATURITY              SALES CHARGE
     1...................                  1.523%               9...................          4.712%
     2...................                  2.041               10...................          4.932
     3...................                  2.564               11...................          4.932
     4...................                  3.199               12...................          4.932
     5...................                  3.842               13...................          5.374
     6...................                  4.058               14...................          5.374
     7...................                  4.275               15...................          5.374
     8...................                  4.493               16 to 30.............          6.045

     The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price (excluding Purchased Interest), the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 5.10%. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                                                             DOLLAR AMOUNT OF SALES
                                                           CHARGE REDUCTION PER UNIT
                                                        STATE (OTHER THAN A
                                                        STATE INTERMEDIATE
                                                        LADDERED MATURITY
AGGREGATE NUMBER OF                                     TRUST) AND NATIONAL
UNITS PURCHASED                                         QUALITY TRUSTS         OTHER TRUSTS
100-249 Units...................................        $ 4.00                 $ 4.00
250-499 Units...................................        $ 6.00                 $ 6.00
500-999 Units...................................        $14.00                 $ 9.00
1,000 or more Units.............................        $19.00                 $11.00

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen Merritt-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if
(1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions

18                         Unitholder Explanations
it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. In addition to the foregoing, anyone who purchases, from any one Underwriter or dealer units of New York IM-IT Intermediate Laddered Maturity Series 11 and New York IM-IT Intermediate Laddered Maturity Series 12 which when aggregated equal 1,000 or more units will be entitled to that reduced sales charge for 1,000 or more units in connection with the purchase of all such units. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen Merritt Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

     OFFERING PRICE. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

     As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities plus Purchased Interest and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). Such price determination as of the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities plus Purchased Interest and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

     The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in

                           Unitholder Explanations                          19
market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

     No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

     The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus Purchased Interest and interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus Purchased Interest and accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios".

     Although payment is normally made five business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made five business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

     MARKET FOR UNITS. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust and the amount of Purchased Interest for each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus Purchased Interest plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus Purchased Interest and any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents Purchased Interest and/or accrued interest, is credited by the Trustee

20                         Unitholder Explanations
to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit.

     The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net Annual interest Income in the Interest Account of such Trust after deducting estimated expenses. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

     As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

     REINVESTMENT OPTION. Unitholders of all unit investment trusts sponsored by Van Kampen Merritt Inc. (except Unitholders of a New York IM-IT Trust or a New York IM-IT Intermediate Laddered Maturity Trust), may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any of the open ended mutual funds (except for B shares) listed under "Trust Administration--Sponsor" which are registered in the Unitholder's state of residence. New York IM-IT Trust and New York IM-IT Intermediate Laddered Maturity Trust Unitholders, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

     Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen Merritt Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

                           Unitholder Explanations                          21

     After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen Merritt Money Market Fund or the Van Kampen Merritt Tax Free Money Fund in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen Merritt Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

     Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

     A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the seventh calendar day following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

     Purchased Interest and accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds and Purchased Interest in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities and Purchased Interest in such Trust) by the amount shown under "Summary of

22                         Unitholder Explanations
Essential Financial Information". While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) Purchased Interest for each Trust and (iv) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price" above.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, the amount of Purchased Interest, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

                           Unitholder Explanations                          23

     In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

     Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

     The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

     Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

     The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the

24                         Unitholder Explanations
Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

     Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering-- Offering Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

     The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

     AMBAC Indemnity Corporation ("AMBAC Indemnity") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $1,988,000,000 (unaudited) and statutory capital of approximately $1,148,000,000 (unaudited) as of March 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's Corporation have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

     Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

     AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

     Municipal Bond Investors Assurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia and the Commonwealth of Puerto Rico. As of March 31, 1994 MBIA had admitted assets of $3.2 billion (unaudited), total liabilities of $2.2 billion (unaudited), and total capital and surplus of $998 million (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared

                           Unitholder Explanations                          25
in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

     Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company
(BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

     Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

     Standard & Poor's Corporation rates all new issues insured by MBIA "AAA" Prime Grade.

     The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's Corporation rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

     The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

     Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of December 31, 1993, the total capital and surplus of Financial Guaranty was approximately $777,000,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

     In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

     Financial Security Assurance, Inc. ("Financial Security" or "FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

     Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

     Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and

26                         Unitholder Explanations
contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

     Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

     Financial Security's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc., and "AAA" by Standard & Poor's Corporation, Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

     Capital Guaranty Insurance Company ("Capital Guaranty") is a "Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

     Capital Guaranty is authorized to provide insurance in 49 states, the District of Columbia and three U.S. territories. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "Triple-A" by both Moody's and Standard & Poor's.

     As of June 30, 1994, Capital Guaranty had more than $13.7 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $89,917,075 (unaudited), and the total admitted assets were $286,825,253 (unaudited) as reported to the Insurance Department of the State of Maryland as of June 30, 1994. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

     CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the domestic and foreign capital markets. CapMAC may also provide financial guarantee reinsurance for structured asset-backed, corporate and municipal obligations written by other major insurance companies.

     CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors Service, Inc. ("Moody's"), "AAA" by Standard & Poor's Corporation ("Standard & Poor's"), "AAA" by Duff & Phelps, Inc. ("Duff & Phelps") and "AAA" by Nippon Investors Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

     CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees.

                           Unitholder Explanations                          27

     Neither Holdings nor any of its stockholders is obligated to pay any claims under any surety bond issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

     CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

     CapMAC is bound by insurance laws and regulations regarding capital transfers, limitations upon dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. The amount of exposure per risk that CapMAC may retain, after giving effect to reinsurance, collateral or other security, is also regulated. Statutory and regulatory accounting practices may prescribe appropriate rates at which premiums are earned and the levels of reserves required. In addition, various insurance laws restrict the incurrence of debt, regulate permissible investments of reserves, capital and surplus, and govern the form of surety bonds.

     CapMAC's obligations under the Surety Bond(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Surety Bond(s).

     THE SURETY BOND IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

     As of December 31, 1993 and 1992, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $168 million and $163 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under surety bonds issued by CapMAC.

     In addition to its qualified statutory capital and other reinsurance available to pay claims under its surety bonds, CapMAC has entered into a Stop Loss Reinsurance Agreement (the "Stop Loss Agreement") with Winterthur Swiss Insurance Company (the "Reinsurer"), which is rated AAA by Standard & Poor's and Aaa by Moody's, pursuant to which the Reinsurer will be required to pay any losses incurred by CapMAC during the term of the Stop Loss Agreement on the surety bonds covered under the Stop Loss Agreement in excess of a specified amount of losses incurred by CapMAC under such surety bonds (such specified amount initially being $100 million and increasing annually by an amount equal to 66 2/3% of the increase in CapMAC's statutory capital and surplus) up to an aggregate limit payable under the Stop Loss Agreement of $50 million. The Stop Loss Agreement has a term of seven years, is extendable for one-year periods and is subject to early termination upon the occurrence of certain events.

     CapMAC also has available a $100,000,000 standby corporate liquidity facility (the "Liquidity Facility") provided by a syndicate of banks rated A1+/P1 by Standard & Poor's and Moody's, respectively, having a term of 360 days. Under the Liquidity Facility CapMAC will be able, subject to satisfying certain conditions, to borrow funds from time to time in order to enable it to fund any claim payments or payments made in settlement or mitigation of claims payments under its surety bonds, including the Surety Bond.

     Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

     In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

28                         Unitholder Explanations

     Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's Corporation has assigned to the Units of each Insured Trust its "AAA" investment rating. See "Description of Securities Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's Corporation or as a guarantee of the market value of such Trust or of the Units.

     An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's Corporation "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's Corporation) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's Corporation. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

     In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

     The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status".

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

     The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                           Unitholder Explanations                          29

     The Bonds in the Insured Trusts are insured as follows:

                                                       BONDS INSURED          BONDS INSURED
                                                       UNDER AMBAC            UNDER FINANCIAL
                                                       INDEMNITY              GUARANTY               PREINSURED
                       TRUST                           PORTFOLIO INSURANCE    PORTFOLIO INSURANCE    BONDS           TOTAL
Arizona IM-IT.......................................   0%                     0%                     100%            100%
Minnesota IM-IT.....................................   0%                     0%                     100%            100%
New York IM-IT Intermediate
 Laddered Maturity..................................   0%                     0%                     100%            100%
Pennsylvania IM-IT..................................   0%                     0%                     100%            100%

     The breakdown of the Preinsured Bonds is as follows: Arizona IM-IT Trust--AMBAC Indemnity 16%, Capital Guaranty 7%, Financial Guaranty 18%, MBIA 42% and FSA 17%; Minnesota IM-IT Trust--AMBAC Indemnity 48%, Capital Guaranty 20%, Financial Guaranty 16% and FSA 16%; New York IM-IT Intermediate Laddered Maturity Trust--AMBAC Indemnity 7%, Capital Guaranty 8%, Financial Guaranty 40%, MBIA 44% and FSA 1%; Pennsylvania IM-IT Trust--AMBAC Indemnity 17%, Financial Guaranty 24% and MBIA 59%.

30                        Arizona IM-IT-- Series 10


ARIZONA IM-IT TRUST

      GENERAL. The Arizona IM-IT Trust consists of 8 issues of Securities. One of the Bonds in the Arizona IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Arizona IM-IT Trust) as follows: Water and Sewer, 2 (25%); Higher Education, 1 (17%); Public Education, 1 (17%); Retail Electric/ Gas, 1 (17%); General Obligations, 1 (10%); Health Care, 1 (8%) and Certificates of Participation, 1 (6%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. Arizona is the nation's sixth largest state in terms of area and ranks among the leading states in three economic indices of growth. For the ten year period 1978-88, Arizona ranked second nationally in both population growth and growth in employment and third in growth of personal income.

     According to figures reported by the Arizona Department of Economic Security, Arizona has been one of the fastest growing states in the nation. While the United State's population increased 11 percent between 1970 and 1980, Arizona realized a 53 percent growth rate. More recently this growth has slowed to a more manageable rate. The population of Arizona has grown consistently at a rate between 2.2% and 2.4% annually during the years 1988 through 1990, and is predicted to remain in that range through 1992. The 1990 census results indicate that the population of Arizona rose 35% between 1980 and 1990, a rate exceeded only in Nevada and Alaska. Nearly 950,000 residents were added during this period.

     GENERAL ECONOMIC CONDITIONS. The following brief summary regarding the economy of Arizona is based upon information drawn from publicly available sources and is included for the purpose of providing the information about general economic conditions that may or may not affect issuers of the Arizona Municipal Obligations. The Sponsor has not independently verified any of the information contained in such publicly available documents.

     Arizona is the nation's sixth largest state in terms of area. Arizona's main economic/employment sectors include services, tourism and manufacturing. Mining and agriculture are also significant, although they tend to be more capital than labor intensive. Services is the single largest economic sector. Many of these jobs are directly related to tourism.

     According to Arizona economic indicators released as of June 1992, unemployment figures show 7.2 percent of Arizona's population are unemployed, compared to a national level of 7.5 percent unemployment at the same time. Maricopa County reported 6.1 percent unemployment and Pima County reported 5.0 percent unemployment. Significant employers in the state include the government, the service industry and the trade industry. Building permits were down in all areas of the state except for Pima County. In addition, home sales were down approximately 28 percent from the previous year, and retail sales were down approximately 7 percent from the previous year.

     On June 27, 1991, America West Airlines filed a Chapter 11 reorganization petition in bankruptcy. America West was at one time the sixth largest employer in Maricopa County, employing approximately 10,000 persons within the county, and 15,000 nationwide. The airline now employs close to 7,000 employees nationwide. The effect of the America West bankruptcy on the state economy and, more particularly, the Phoenix economy, is uncertain.

     Similarly, jobs will be lost by the anticipated closing of Williams Air Force Base in Chandler, Arizona, in 1993. Williams Air Force Base was selected as one of the military installations to be closed as a cost-cuttting measure by the Defense Base Closure and Realignment Commission, whose recommendations were subsequently approved by the President and the United States House of Representatives. Williams Air Force Base injects approximately $340 million in the local economy annually, and employs 1,851 civilians.

     In 1986, the value of Arizona real estate began a steady decline, reflecting a market which had been overbuilt in the previous decade with a resulting surplus of completed inventory. This decline adversely affected both the construction industry and those Arizona financial institutions which had aggressively pursued many facets of real estate lending. In the near future, Arizona's financial institutions are likely to continue to experience problems until the excess inventories of commercial and residential properties are absorbed. The problems of the financial institutions

                          Arizona IM-IT-- Series 10                         31
have adversely affected employment and economic activity. Longer-term prospects are brighter, since population growth is still strong by most standards, and Arizona's climate and tourist industry still continue to stimulate the state's economy. However, the previously robust pace of growth by financial institutions is not likely to be repeated over an extended period.

     Arizona operates on a fiscal year beginning July 1 and ending June 30. Fiscal year 1992 refers to the year ending June 30, 1992.

     Total General Fund revenues of $3.4 billion are expected during fiscal year 1992. Approximately 45.8% of this budgeted revenue comes from sales and use taxes, 38.9% from income taxes (both individual and corporate) and 5.2% from property taxes. All taxes total approximately $3.3 billion, or 93% of the General Fund revenues. Non-tax revenue includes items such as income from the state lottery, licenses, fees and permits, and interest. Lottery income totals approximately 34.6% of non-tax revenue.

     For fiscal year 1992, the budget calls for expenditures of $2.7 billion. These expenditures fell into the following major categories: education (51.3%), health and welfare (29.3%), protection and safety (9.8%), general government (7.6%) and inspection and regulation, natural resources and transportation (2.0%). The State's general fund revenues for fiscal year 1993 are budgeted at $3.6 billion and total general fund expenditures for fiscal year 1993 are budgeted at $3.65 billion. Fiscal year 1993's proposed expenditures fall into the following major categories: education (55.4%), health and welfare (27.8%), protection and safety (9.0%), general government (6.2%) and inspection and regulation and natural resources (1.6%).

     Most or all of the Bonds of the Arizona IM-IT Trust are not obligations of the State of Arizona, and are not supported by the State's taxing powers. The particular source of payment and security for each of the Bonds is detailed in the instruments themselves and in related offering materials. There can be no assurances, however, with respect to whether the market value or marketability of any of the Bonds issued by an entity other than the State of Arizona will be affected by the financial or other condition of the State or of any entity located within the State. In addition, it should be noted that the State of Arizona, as well as counties, municipalities, political subdivisions and other public authorities of the state, are subject to limitations imposed by Arizona's constitution with respect to ad valorem taxation, bonded indebtedness and other matters. For example, the legislature cannot appropriate revenues in excess of 7% of the total personal income of the state in any fiscal year. These limitations may affect the ability of the issuers to generate revenues to satisfy their debt obligations.

     Local governments have experienced many of the same fiscal difficulties for many of the same reasons and, in several cases, have been prevented by Constitutional limitations on bonded indebtedness from securing necessary funds to undertake street, utility and other infrastructure expansions, improvements and renovations in order to meet the needs of rapidly increasing populations. In this regard, the voters of the cities of Phoenix and Tucson in 1984 authorized the issuance of general obligation and revenue bonds aggregating $525 million and $330 million, respectively, and in May, 1986, the voters of Maricopa County, in which the City of Phoenix is located, and Pima County, in which the City of Tucson is located, authorized the issuance of bonds aggregating $261 million and $219.4 million, respectively, to finance various short-and long-term capital projects, including infrastructure expansions, improvements and replacements. Also, in 1986, the voters in Maricopa and Pima Counties voted a 1/2% increase in the State sales taxes to pay for highway construction in those counties. In April, 1988 the voters of the City of Phoenix authorized the issuance of general obligation bonds aggregating $1.1 billion.

     Although most of the Bonds in the Arizona IM-IT Trust are revenue obligations of local governments or authorities in the State, there can be no assurance that the fiscal and economic conditions referred to above will not affect the market value or marketability of the Bonds or the ability of the respective obligors to pay principal of and interest on the Bonds when due.

     The State of Arizona was recently sued by four named school districts, with an additional fifty school districts within the state participating in the suit, claiming that the state's funding system for school buildings and equipment is unconstitutional. The lawsuit does not seek damages, but requests that the court order the state to create a new financing system that sets minimum standards for buildings and furnishings that apply on a statewide basis. A

32                        Arizona IM-IT-- Series 10
superior court ruling has upheld the constitutionality of the State's school funding system. This decision has been appealed and is currently in the State Court of Appeals. It is unclear, at this time, what affect any judgment would have on state finances or school district budgets. The U.S. Department of Education recently determined that Arizona's educational funding system did not meet federal requirements of equity. This determination could mean a loss in federal funds of approximately $50 million.

     Certain other circumstances are relevant to the market value, marketability and payment of any hospital and health care revenue bonds in the Arizona IM-IT Trust. The Arizona Legislature attempted unsuccessfully in its 1984 regular and special sessions to enact legislation designed to control health care costs, ultimately adopting three referenda measures placed on the November, 1984 general election ballot which in various ways would have regulated hospital and health care facility expansions, rates and revenues. At the same time, a coalition of Arizona employers proposed two initiatives voted on in the November, 1984 general election which would have created a State agency with power to regulate hospital and health care facility expansions and rates generally. All of these referenda and initiative propositions were rejected by the voters in the November, 1984 general election. Pre-existing State certificate-of-need laws regulating hospital and health care facilities' expansions and services have expired, and a temporary moratorium prohibiting hospital bed increases and new hospital construction projects and a temporary freeze on hospital rates and charges at June, 1984 levels has also expired. Because of such expirations and increasing health care costs, it is expected that the Arizona Legislature will at future sessions continue to attempt to adopt legislation concerning these matters. The effect of any such legislation or of the continued absence of any legislation restricting hospital bed increases and limiting new hospital construction on the ability of Arizona hospitals and other health care providers to pay debt service on their revenue bonds cannot be determined at this time.

     Arizona does not participate in the federally administered Medicaid program. Instead, the state administers an alternative program, AHCCCS, which provides health care to indigent persons meeting certain financial eligibility requirements, through managed care programs. In fiscal year 1992, AHCCCS will be financed approximately 52.7% by federal funds, 33.1% by state funds, and 13.6% by county funds.

     Under state law, hospitals retain the authority to raise rates with notification and review by, but not approval from, the Department of Health Services. Hospitals in Arizona have experienced profitability problems along with those in other states. At least two Phoenix based hospitals have defaulted on or reported difficulties in meeting their bond obligations during the past three years.

     Insofar as tax-exempt Arizona public utility pollution control revenue bonds are concerned, the issuance of such bonds and the periodic rate increases needed to cover operating costs and debt service are subject to regulation by the Arizona Corporation Commission, the only significant exception being the Salt River Project Agricultural Improvement and Power District which, as a Federal instrumentality, is exempt from rate regulation. On July 15, 1991, several creditors of Tucson Electric Power Company ("Tucson Electric") filed involuntary petitions under Chapter 11 of the U.S. Bankruptcy Code to force Tucson Power to reorganize under the supervision of the bankruptcy court. On December 31, 1991, the Bankruptcy Court approved the utility's motion to dismiss the July petition after five months of negotiations between Tucson Electric and its creditors to restructure the utility's debts and other obligations. In December 1992, Tucson Electric announced that it had completed its financial restructuring. In January 1993, Tucson Electric asked the Arizona Corporation Commission for a 9.6% average rate increase. Tucson Electric serves approximately 270,000 customers, primarily in the Tucson area. Inability of any regulated public utility to secure necessary rate increases could adversely affect, to an indeterminable extent, its ability to pay debt service on its pollution control revenue bonds.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Arizona IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Arizona (the "State"), its political subdivisions and authorities (the "Bonds"), provided the interest on such Bonds received by the Trust is exempt from State income taxes.

     In the opinion of Chapman and Cutler counsel to the Sponsor, under existing law:

                          Arizona IM-IT-- Series 10                         33

     (1) For Arizona income tax purposes, each Unitholder will be treated as the owner of a pro rata portion of the Arizona IM-IT Trust, and the income of the Trust therefore will be treated as the income of the Unitholder under State law.

     (2) For Arizona income tax purposes, interest on the Bonds which is excludable from Federal gross income and which is exempt from Arizona income taxes when received by the Arizona IM-IT Trust, and which would be excludable from Federal gross income and exempt from Arizona income taxes if received directly by a Unitholder, will retain its status as tax-exempt interest when received by the Arizona IM-IT Trust and distributed to the Unitholders.

     (3) To the extent that interest derived from the Arizona IM-IT Trust by a Unitholder with respect to the Bonds is excludable from Federal gross income, such interest will not be subject to Arizona income taxes.

     (4) Each Unitholder will receive taxable gain or loss for Arizona income tax purposes when Bonds held in the Arizona IM-IT Trust are sold, exchanged, redeemed or paid at maturity, or when the Unitholder redeems or sells Units, at a price that differs from original cost as adjusted for amortization of Bond discount or premium and other basis adjustments, including any basis reduction that may be required to reflect a Unitholder's share of interest, if any, accruing on Bonds during the interval between the Unitholder's settlement date and the date such Bonds are delivered to the Arizona IM-IT Trust, if later.

     (5) Amounts paid by the Insurer under an insurance policy or policies issued to the Trust, if any, with respect to the Bonds in the Trust which represent maturing interest on defaulted obligations held by the Trustee will be exempt from State income taxes if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary, and consistent with the reasonable expectations that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

     (6) Arizona law does not permit a deduction for interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Arizona IM-IT Trust, the interest on which is exempt from Arizona income taxes.

     (7) Neither the Bonds nor the Units will be subject to Arizona property taxes, sales tax or use tax.

34                        Arizona IM-IT-- Series 10


PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   55.94
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    2.00
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   53.94
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   53.94
      Divided by 12............................................................................................  $    4.50
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .14982
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       5.39%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       5.50%
Initial Distribution (September 1994)..........................................................................  $    3.00
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    4.50
PURCHASED INTEREST <F5>........................................................................................  $    7.24
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        SEPTEMBER 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

                          Arizona IM-IT-- Series 10                         35


ARIZONA INSURED MUNICIPALS INCOME TRUST
SERIES 10 (IM-IT AND QUALITY MULTI-SERIES 229)
PORTFOLIO AS OF AUGUST 4, 1994

                                                                                                                OFFERING
                                                                                                                PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                                          ARIZONA
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                    REDEMPTION          IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                       RATING<F2> FEATURE<F3>         TRUST<F4>
$    200,000  Arizona State Certificates of Participation, Refunding Series
                1993B (Capital Guaranty Insured)
                #5.00% Due 11/1/2009.........................................     AAA       2004 @ 102          $   179,362
     500,000  Balsz Elementary School District No. 31 of Maricopa County,
                Arizona, School Improvement Bonds, Series 1994A (AMBAC
                Indemnity Insured)
                #6.20% Due 7/1/2013..........................................    YAAA       2004 @ 101              511,325
     500,000  Phoenix, Arizona, Civic Improvement Corporation, Wastewater
                System Lease Revenue Refunding Bonds, Series 1993 (MBIA
                Insured)
                #5.00% Due 7/1/2013..........................................     AAA       2004 @ 102              440,260
     300,000  Maricopa County, Arizona, Hospital District No. 1, General
                Obligation Hospital Facilities Refunding Bonds, Series 1992A
                (FGIC Insured)                                                              2004 @ 101
                #6.125% Due 6/1/2015.........................................     AAA       2012 @ 100 S.F.         303,345
     250,000  Pima County, Arizona, Sewer Revenue Refunding Bonds, Series
                1994A (FGIC Insured)                                                        2004 @ 102
                #5.00% Due 7/1/2015..........................................     AAA       2011 @ 100 S.F.         218,203
     500,000  University of Arizona (Arizona) Certificates of Participation,
                Administrative and Parking Facility Project, Series 1994B
                (MBIA Insured)                                                              2004 @ 102
                #6.00% Due 7/15/2016.........................................    YAAA       2013 @ 100 S.F.         498,855
     500,000  Salt River Project, Arizona, Agricultural Improvement and Power
                Distribution, Electric System Revenue Bonds, Refunding Series
                1992D (FSA Insured)                                                         2002 @ 100
                5.75% Due 1/1/2019...........................................     AAA       2014 @ 100 S.F.         481,895
     250,000  The Industrial Development Authority of the County of Maricopa
                (Arizona) Insured Health Facility Revenue Refunding Bonds
                (Catholic Healthcare West) Series 1992A (MBIA Insured)                      2002 @ 102
                #6.00% Due 7/1/2021..........................................     AAA       2012 @ 100 S.F.         246,327
$  3,000,000                                                                                                    $ 2,879,572


All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

36                       Minnesota IM-IT-- Series 53

MINNESOTA IM-IT TRUST

      GENERAL. The Minnesota IM-IT Trust consists of 8 issues of Securities. Four of the Bonds in the Minnesota IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Minnesota IM-IT Trust) as follows: General Obligations, 4 (66%) and Health Care, 4 (34%). No Bond issue has received a provisional rating.

     SPECIAL CONSIDERATIONS. In the early 1980's the State of Minnesota experienced financial difficulties due to a downturn in the State's economy resulting from the national recession. As a consequence, the State's revenues were significantly lower than anticipated in the July 1, 1979 to June 30, 1981 biennium and the July 1, 1981 to June 30, 1983 biennium.

     In response to revenue shortfalls, the legislature broadened and increased the State sales tax, increased income taxes (by increasing rates and eliminating deductions) and reduced appropriations and deferred payment of State aid, including appropriations for and aids to local governmental units. The State's fiscal problems affected other governmental units within the State, such as local government, school districts and state agencies, which, in varying degrees, also faced cash flow difficulties. In certain cases, revenues of local governmental units and agencies were reduced by the recession.

     Because of the State's fiscal problems, Standard & Poor's Corporation reduced its rating on the State's outstanding general obligation bonds from AAA to AA+ in August 1981 and to AA in March 1982. Moody's Investors Service, Inc. lowered its rating on the State's outstanding general obligation bonds from Aaa to Aa in April 1982. The State's economy recovered in the July 1, 1983 to June 30, 1985 biennium, and substantial reductions in the individual income tax were enacted in 1984 and 1985. Standard & Poor's raised its rating on the State's outstanding general obligation bonds to AA+ in January 1985. In 1986, 1987, 1991, 1992 and 1993, legislation was required to eliminate projected budget deficits by raising additional revenue, reducing expenditures, including aids to political subdivisions and higher education, reducing the State's budget reserve (cash flow account), imposing a sales tax on purchases by local governmental units, and making other budgetary adjustments. A budget forecast released by the Minnesota Department of Finance on March 1, 1994 projects a balanced General Fund at the end of the current biennium, June 30, 1995, plus an increase in the State's cash flow account from $360 million to $500 million. Total projected expenditures and transfers for the biennium are $17.0 billion. The forecast also projects, however, a shortage of $29.5 million in the Local Government Trust Fund at June 30, 1995, against total projected expenditures from the Fund of $1.8 billion for the biennium.

     State grants and aids represent a large percentage of the total revenues of cities, towns, counties and school districts in Minnesota. Even with respect to Bonds that are revenue obligations of the issuer and not general obligations of the State, there can be no assurance that the fiscal problems referred to above will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on and principal of the Bonds.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Minnesota IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Chapman and Cutler, special counsel to the Fund for Minnesota tax matters, under existing Minnesota law:

     We understand that the Minnesota Trust will only have income consisting of (i) interest from bonds issued by the State of Minnesota and its political and governmental subdivisions, municipalities and governmental agencies and instrumentalities and bonds issued by possessions of the United States which would be exempt from federal and Minnesota income taxation when paid directly to an individual, trust or estate (the "Bonds"), (ii) gain on the disposition of such Bonds, and
(iii) proceeds paid under certain insurance policies issued to the Trustee or to the issuers of the Bonds which represent maturing interest or principal payments on defaulted Bonds held by the Trustee.

     Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that:
(i) the Bonds were validly issue, (ii) the interest thereon is excludible from gross income for federal income tax purposes and (iii) the interest thereon is exempt from income tax imposed by Minnesota that is applicable to individuals, trusts, and estates (the "Minnesota Income Tax"). It should be noted that interest on the Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax and is a factor in the computation of the Minimum Fee applicable to financial institutions. The opinion set forth below does not address the taxation of persons other than full time residents of Minnesota.

     In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing Minnesota income tax law as of the date of this prospectus and based upon the assumptions above:

           (1) The Minnesota Trust is not an association taxable as a corporation and each Unitholder of the Minnesota Trust will be treated as the owner of a pro rata portion of the Minnesota Trust, and the income of such portion of the Minnesota Trust will therefore be treated as the income of the Unitholder for Minnesota Income Tax purposes;

           (2) Income on the Bonds which is exempt from the Minnesota Income Tax when received by a Unitholder of the Minnesota Trust and which would be exempt from the Minnesota Income Tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Minnesota Trust and distributed to such Unitholder;

           (3) To the extent that interest on the Bonds, if any, which is includible in the computation of "alternative minimum taxable income" for federal income tax purposes, such interest will also be includible in the computation of "alternative minimum taxable income" for purposes of the Minnesota Alternative Minimum Tax imposed on individuals, estates and trusts and on corporations;

           (4) Each Unitholder of the Minnesota Trust will recognize gain or loss for Minnesota Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Minnesota Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes;

           (5) Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain for Minnesota Income Tax purposes when their Units are sold or redeemed for an amount equal to or less than their original cost;

           (6) Proceeds, if any, paid under individual insurance policies obtained by issuers of Bonds or the Trustee which represent maturing interest on defaulted obligations held by the Trustee will be excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible if paid in the normal course by the issuer of the defaulted obligation provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds; and

           (7) To the extent that interest derived from the Minnesota Trust by a Unitholder with respect to any Possession Bonds is excludible from gross income for federal income tax purposes pursuant to 48 U.S.C. Section 745, 48 U.S.C. Section 1423a and 48 U.S.C. Section 14()3, such interest will not be subject to either the Minnesota Income Tax or the Minnesota alternative minimum tax imposed on individuals, estates and trusts. It should be noted that interest relating to Possession Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax.

     We have not examined any of the Bonds to be deposited and held in the Minnesota Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinions to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.

38                       Minnesota IM-IT-- Series 53

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   55.02
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    2.11
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   52.91
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   52.91
      Divided by 12............................................................................................  $    4.41
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .14698
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       5.29%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       5.52%
Initial Distribution (September 1994)..........................................................................  $    2.94
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    4.41
PURCHASED INTEREST <F5>........................................................................................  $    9.17
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        SEPTEMBER 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

                         Minnesota IM-IT-- Series 53                        39


MINNESOTA INSURED MUNICIPALS INCOME TRUST
SERIES 53 (IM-IT AND QUALITY MULTI-SERIES 229)
PORTFOLIO AS OF AUGUST 4, 1994

                                                                                              OFFERING
                                                                                              PRICE TO
              NAME OF ISSUER, TITLE, INTEREST RATE AND                                        MINNESOTA
AGGREGATE     MATURITY DATE OF EITHER BONDS DEPOSITED OR                                      REDEMPTION        IM-IT
PRINCIPAL<F1> BONDS CONTRACTED FOR<F1><F5>                                       RATING<F2>   FEATURE<F3>       TRUST<F4>
$    500,000  South Washington County, Minnesota, Independent School District
                No. 833, Unlimited Tax-General Obligation School Building
                Bonds, Series 1994A (FGIC Insured)
                4.75% Due 6/1/2008...........................................     AAA         2004 @ 100        $     441,255
     600,000  Buffalo, Minnesota, Independent School District No. 877,
                Unlimited Tax-General Obligation Bonds, Series 1994 (Capital
                Guaranty Insured)
                6.10% Due 2/1/2012...........................................    YAAA         2003 @ 100              607,428
     430,000  Independent School District No. 533 (Dover-Eyota) Minnesota,
                General Obligation School Building Refunding Bonds, Series
                1993 (AMBAC Indemnity Insured)                                                2002 @ 100
                #5.25% Due 2/1/2014..........................................     AAA         2008 @ 100 S.F.         390,995
     500,000  Cass Lake, Minnesota, Independent School District No. 115,
                Unlimited Tax-General Obligation Bonds, Series 1994 (FSA
                Insured)                                                                      2004 @ 100
                #5.00% Due 2/1/2016..........................................     AAA         2012 @ 100 S.F.         436,275
     300,000  City of Minneapolis and the City of Saint Paul Housing and
                Redevelopment Authority (Minnesota) Health Care System
                Revenue Bonds (HealthSpan) Series 1993 (AMBAC Indemnity
                Insured)                                                                      2003 @ 102
                #4.75% Due 11/15/2018........................................     AAA         2014 @ 100 S.F.         245,004
     250,000  City of Robbinsdale, Minnesota, Hospital Revenue Refunding
                Bonds (North Memorial Medical Center Project) Series 1993A
                (AMBAC Indemnity Insured)                                                     2003 @ 102
                #5.55% Due 5/15/2019.........................................     AAA         2014 @ 100 S.F.         231,680
     250,000  Duluth Economic Development Authority, Minnesota, Health Care
                Facilities Revenue Bonds (The Duluth Clinic, Ltd.) Series
                1992 (AMBAC Indemnity Insured)                                                2002 @ 102
                #6.30% Due 11/1/2022.........................................     AAA         2013 @ 100 S.F.         254,412
     250,000  Housing and Redevelopment Authority of the City of Saint Paul,
                Minnesota, Hospital Facility Revenue Bonds (St. Paul-Ramsey
                Medical Center Project) Series 1993 (AMBAC Indemnity Insured)                 2003 @ 102
                #5.55% Due 5/15/2023.........................................     AAA         2014 @ 100 S.F.         230,163
$  3,080,000                                                                                                    $   2,837,212


All of the Bonds in the portfolio are insured by one of the Preinsured Bond insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

40         New York IM-IT Intermediate Laddered Maturity Series 12

NEW YORK IM-IT INTERMEDIATE LADDERED MATURITY TRUST

      GENERAL. The New York IM-IT Intermediate Laddered Maturity Trust consists of 13 issues of Securities. Four of the Bonds in the New York IM-IT Intermediate Laddered Maturity Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New York IM-IT Intermediate Laddered Maturity Trust) as follows: General Obligations, 4 (48%); Other Care, 5 (25%); Higher Education, 1 (12%); Public Building, 2 (8%) and Transportation, 1 (7%). No Bond issue has received a provisional rating. All of the obligations in the New York IM-IT Intermediate Laddered Maturity Trust mature within approximately 5-10 years of the Date of Deposit. Commencing in approximately the fifth year, roughly 20% of the Bonds in the Trust will mature each year. The dollar weighted average maturity of the Bonds in the Trust is 6.83 years.

     A resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the New York Insured Trust are sold, redeemed or paid at maturity or when his Units are sold or redeemed, such gain will equal the proceeds of sale, redemption or payment less the tax basis of the New York Obligation or Unit (adjusted to reflect (a) the amortization of premium or discount, if any, on New York Obligations held in the Trust, (b) accrued original issue discount, with respect to each New York Obligation which, at the time the New York Obligation was issued had original issue discount, and (c) the deposit of New York Obligations with accrued interest in the Trust after the Unitholder's settlement date).

     Interest or gain from the New York Insured Trust derived by a Unitholder who is not a resident of New York State (or New York City) will not be subject to New York State (or New York City) personal income tax, unless the Units are property employed in a business, trade, profession or occupation carried on in New York State (or New York City).

     Amounts paid on defaulted New York Obligations held by the Trustee under policies of insurance issued with respect to such New York Obligations will be excludable from income for New York State and New York City income tax purposes, if and to the same extent as, such interest would have been excludable if paid by the respective issuer.

     For purposes of the New York State and New York City franchise tax on corporations, Unitholders which are subject to such tax will be required to include in their entire net income any interest or gains distributed to them even though distributed in respect of New York obligations.

     If borrowed funds are used to purchase Units in the Trust, all (or part) of the interest on such indebtedness will not be deductible for New York State and New York City tax purposes. The purchase of Units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Units in any New York Trust.

     The Portfolio of the New York IM-IT Intermediate Laddered Maturity Trust includes obligations issued by New York State (the "State"), by its various public bodies (the "Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

     Some of the more significant events relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is based in part on Official Statements issued by, and on other information reported by the State, the City and the Agencies in connection with the issuance of their respective securities.

     There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to

           New York IM-IT Intermediate Laddered Maturity Series 12          41
the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

     The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

     A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. For calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. For calendar year 1993, the economy is expected to grow faster than 1992, but still at a very moderate rate, as compared to other recoveries. The national recession has been more severe in the State because of factors such as a significant retrenchment in the financial services industry, cutbacks in defense spending, and an overbuilt real estate market.

     1993-94 Fiscal Year. On April 5, 1993, the State Legislature approved a $32.08 billion budget. Following enactment of the budget the 1993-94 State Financial Plan was formulated on April 16, 1993. This Plan projects General Fund receipts and transfers from other funds at $32.367 billion and disbursements and transfers to other funds at $32.300 billion. In comparison to the Governor's recommended Executive Budget for the 1993-94 fiscal year, as revised on February 18, 1993, the 1993-94 State Financial Plan reflects increases in both receipts and disbursements in the General Fund of $811 million.

     While a portion of the increased receipts was the result of a $487 million increase in the State's 1992-93 positive year-end margin at March 31, 1993 to $671 million, the balance of such increased receipts is based upon (i) a projected $269 million increase in receipts resulting from improved 1992-93 results and the expectation of an improving economy, (ii) projected additional payments of $200 million from the Federal government as reimbursements for indigent medical care, (iii) the early payment of $50 million of personal tax returns in 1992-93 which otherwise would have been paid in 1993-94; offset by
(iv) the State Legislature's failure to enact $195 million of additional revenue-raising recommendations proposed by the Governor. There can be no assurances that all of the projected receipts referred to above will be received.

     Despite the $811 million increase in disbursements included in the 1993-94 State Financial Plan, a reduction in aid to some local government units can be expected. To offset a portion of such reductions, the 1993-94 State Financial Plan contains a package of mandate relief, cost containment and other proposals to reduce the costs of many programs for which local governments provide funding. There can be no assurance, however, that localities that suffer cuts will not be adversely affected, leading to further requests for State financial assistance.

     There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

     1992-93 Fiscal Year. Before giving effect to a 1992-93 year-end deposit to the refund reserve account of $671 million, General Fund receipts in 1992-93 would have been $716 million higher than originally projected. This year-end deposit effectively reduced 1992-93 receipts by $671 million and made those receipts available for 1993-94.

     The State's favorable performance primarily resulted from income tax collections that were $700 million higher than projected which reflected both stronger economic activity and tax-induced one-time acceleration of income into 1992. In other areas larger than projected business tax collections and unbudgeted receipts offset the loss of $200 million of anticipated Federal reimbursement and losses of, or shortfalls in, other projected revenue sources.

     For 1992-93, disbursements and transfers to other funds (including the deposit to the refund reserve account discussed above) totalled $30.829 billion, an increase of $45 million above projections in April 1992.

42         New York IM-IT Intermediate Laddered Maturity Series 12

     Fiscal year 1992-93 was the first time in four years that the State did not incur a cash-basis operating deficit in the General Fund requiring the issuance of deficit notes or other bonds, spending cuts or other revenue raising measures.

     Indebtedness. As of March 31, 1993, the total amount of long-term State general obligation debt authorized but unissued stood at $2.4 billion. As of the same date, the State had approximately $5.4 billion in general obligation bonds. The State issued $850 million in tax and revenue anticipation notes ("TRANS") on April 28, 1993. The State does not project the need to issue additional TRANS during the State's 1993-94 fiscal year.

     The State projects that its borrrowings for capital purposes during the State's 1993-94 fiscal year will consist of $460 million in general obligation bonds and $140 million in new commercial paper issuances. In addition, the State expects to issue $140 million in bonds for the purpose of redeeming outstanding bond anticipation notes. The Legislature has authorized the issuance of up to $85 million in certificates of participation during the State's 1993-94 fiscal year for personal and real property acquisitions during the State's 1993-94 fiscal year. The projection of the State regarding its borrowings for the 1993-94 fiscal year may change if actual receipts fall short of State projections or if other circumstances require.

     In June 1990, legislation was enacted creating the "New York Local Government Assistance Corporation" ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. To date, LGAC has issued its bonds to provide net proceeds of $3.28 billion. LGAC has been authorized to issue additional bonds to provide net proceeds of $703 million during the State's 1993-94 fiscal year.

     Ratings. The $850 million in TRANS issued by the State in April 1993 were rated SP-1-Plus by S&P on April 26, 1993, and MIG-1 by Moody's on April 23, 1993, which represents the highest ratings given by such agencies and the first time the State's TRANS have received these ratings since its May 1989 TRANS issuance. Both agencies cited the State's improved fiscal position as a significant factor in the upgrading of the April 1993 TRANS.

     Moody's rating of the State's general obligation bonds stood at A on April 23, 1993, and S&P's rating stood at A-with a stable outlook on April 26, 1993, an improvement from S&P's negative outlook prior to April 1993. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P lowered its rating from A to A-on January 13, 1992. S&P's previous ratings were A from March 1990 to January 1992, AA-from August 1987 to March 1990 and A+ from November 1982 to August 1987.

     Moody's, in confirming its rating of the State's general obligation bonds, and S&P, in improving its outlook on such bonds from negative to stable, noted the State's improved fiscal condition and reasonable revenue assumptions contained in the 1993-94 State budget.

     The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

     In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

     In February 1975, the New York State Urban Development Corporation ("UDC"), which had approximately $1 billion of outstanding debt, defaulted on certain of its short-term notes. Shortly after the UDC default, the City entered a period of financial crisis. Both the State Legislature and the United States Congress enacted legislation in response to this crisis. During 1975, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

     Over the past three years, the rate of economic growth in the City has slowed substantially, and the City's economy is currently in recession. The City projects, and its current four-year financial plan assumes, a recovery early

           New York IM-IT Intermediate Laddered Maturity Series 12          43
in the 1993 calendar year. The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan. The City Comptroller has issued reports concluding that the recession of the City's economy will be more severe and last longer than is assumed in the financial plan.

     Fiscal Year 1993 and 1993-1996 Financial Plan. The City's 1993 fiscal year results are projected to be balanced in accordance with generally accepted accounting principles ("GAAP"). The City was required to close substantial budget gaps in its 1990, 1991 and 1992 fiscal years in order to maintain balanced operating results.

     The City's modified Financial Plan dated February 9, 1993 covering fiscal years 1993-1996 projects budget gaps for 1994 through 1996. The Office of the State Deputy Controller for the City of New York has estimated that under the modified Financial Plan budget gaps will be $102 million for fiscal year 1994, $196 million for fiscal year 1995 and $354 million for fiscal year 1996, primarily due to anticipated higher spending on labor costs.

     However, the City's modified Plan is dependent upon a gap-closing program, certain elements of which the staff of Control Board identified on March 25, 1993 to be at risk due to projected levels of State and Federal aid and revenue and expenditures estimates which may not be achievable. The Control Board indicated that the City's modified Financial Plan does not make progress towards establishing a balanced budget process. The Control Board's report identified budget gap risks of $1.0 billion, $1.9 billion, $2.3 billion and $2.6 billion in fiscal years 1994 through 1997, respectively.

     On June 3, 1993, the Mayor announced that State and federal aid for Fiscal Year 1993-1994 would be $280 million less than projected and that in order to balance the City's budget $176 million of previously announced contingent budget cuts would be imposed. The Mayor indicated that further savings would entail serious reductions in services. The State Comptroller on June 14, 1993 criticized efforts by the Mayor and City Council to balance the City's budget which rely primarily on one-shot revenues. The Comptroller added that the City's budget should be based on "recurring revenues that fund recurring expenditures." Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

     Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

     The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. As a result of the national and regional economic recession, the State's projections of tax revenues for its 1991 and 1992 fiscal years were substantially reduced. For its 1993 fiscal year, the State, before taking any remedial action reflected in the State budget enacted by the State Legislature on April 2, 1992 reported a potential budget deficit of $4.8 billion. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1993 fiscal year or subsequent years, such developments could also result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

     The City's projections set forth in its financial plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or

44         New York IM-IT Intermediate Laddered Maturity Series 12
the State Legislature and the cooperation of MAC with respect to various other actions proposed in such financial plan.

     The City's ability to maintain a balanced operating budget is dependent on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve balanced operating budgets for fiscal years 1994 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

     Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1993 through 1996 contemplates issuance of $15.7 billion of general obligation bonds primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. A significant portion of such bond financing is used to reimburse the City's general fund for capital expenditures already incurred. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. In addition, future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

     The City Comptroller, the staff of the Control Board, the Office of the State Deputy Comptroller for the City of New York (the "OSDC") and other agencies and public officials have issued reports and made public statements which, among other things, state that projected revenues may be less and future expenditures may be greater than those forecast in the financial plan. In addition, the Control Board and other agencies have questioned whether the City has the capacity to generate sufficient revenues in the future to meet the costs of its expenditure increases and to provide necessary services. It is reasonable to expect that such reports and statements will continue to be issued and to engender public comment.

     The City achieved balanced operating results as reported in accordance with GAAP for the 1992 fiscal year. During the 1990 and 1991 fiscal years, the City implemented various actions to offset a projected budget deficit of $3.2 billion for the 1991 fiscal year, which resulted from declines in City revenue sources and increased public assistance needs due to the recession. Such actions included $822 million of tax increases and substantial expenditure reductions.

     The quarterly modification to the City's financial plan submitted to the Control Board on May 7, 1992 (the "1992 Modification") projected a balanced budget in accordance with GAAP for the 1992 fiscal year after taking into account a discretionary transfer of $455 million to the 1993 fiscal year as the result of a 1992 fiscal year surplus. In order to achieve a balanced budget for the 1992 fiscal year, during the 1991 fiscal year, the City proposed various actions for the 1992 fiscal year to close a projected gap of $3.3 billion in the 1992 fiscal year.

     On November 19, 1992, the City submitted to the Control Board the Financial Plan for the 1993 through 1996 fiscal years, which is a modification to a financial plan submitted to the Control Board on June 11, 1992 (the "June Financial Plan"), and which relates to the City, the Board of Education ("BOE") and the City University of New York ("CUNY"). The 1993-1996 Financial Plan projects revenues and expenditures of $29.9 billion each for the 1993 fiscal year balanced in accordance with GAAP.

     During the 1992 fiscal year, the City proposed various actions to close a previously projected gap of approximately $1.2 billion for the 1993 fiscal year. The gap-closing actions for the 1993 fiscal year proposed during the 1992 fiscal year and outlined in the City's June Financial Plan included $489 million of discretionary transfers from the 1992 fiscal year. The 1993-1996 City Financial Plan includes additional gap-closing actions to offset an additional potential $81 million budget gap.

           New York IM-IT Intermediate Laddered Maturity Series 12          45

     The 1993-1996 Financial Plan also sets forth projections and outlines a proposed gap-closing program for the 1994 through 1996 fiscal years to close projected budget gaps of $1.7 billion, $2.0 billion and $2.6 billion, respectively, in the 1994 through 1996 fiscal years. On February 9, 1993, the City issued a modification to the 1993-1996 Financial Plan (the "February Modification"). The February Modification projects budget gaps for fiscal years 1994, 1995 and 1996 of $2.1 billion, $3.1 billion and $3.8 billion, respectively.

     Various actions proposed in the 1993-1996 Financial Plan are subject to approval by the Governor and approval by the State Legislature, and the proposed increase in Federal aid is subject to approval by Congress and the President. The State Legislature has in the past failed to approve certain proposals similar to those that the 1993-1996 Financial Plan assumes will be approved by the State Legislature during the 1993 fiscal year. If these actions cannot be implemented, the City will be required to take other actions to decrease expenditures or increase revenues to maintain a balanced financial plan.

     On March 9, 1993, OSDC issued a report on the February Modification. The report expressed concern that the budget gaps projected for fiscal years 1994 through 1996 are the largest the City has faced at this point in the financial planning cycle in at least a decade, and concluded that the February Modification represented a step backward in the City's efforts to bring recurring revenues into line with recurring expenditures.

     The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. As of June 30, 1992, legal claims in excess of $341 billion were outstanding against the City for which the City estimated its potential future liability to be $2.3 billion.

     As of the date of this prospectus, Moody's rating of the City's general obligation bonds stood at Baa1 and S&P's rating stood at A-. On February 11, 1991, Moody's had lowered its rating from A.

     On March 30, 1993, in confirming its Baa1 rating, Moody's noted that:

         The financial plan for fiscal year 1994 and beyond shows an ongoing imbalance between the City's expenditures and revenues. The key indication of this structural imbalance is not necessarily the presence of sizable out-year budget gaps, but the recurring use of one-shot actions to close gaps. One-shots constitute a significant share of the proposed gap-closing program for fiscal year 1994, and they represent an even larger share of those measures which the City seems reasonably certain to attain. Several major elements of the program, including certain state actions, federal counter cyclical aid and part of the city's tax package, remain uncertain. However, the gap closing plan may be substantially altered when the executive budget is offered later this spring.

     On March 30, 1993, S&P affirmed its A-rating with a negative outlook, stating that:

         The City's key credit factors are marked by a high and growing debt burden, and taxation levels that are relatively high, but stable. The City's economy is broad-based and diverse, but currently is in prolonged recession, with slow growth prospects for the foreseeable future.

         The rating outlook is negative, reflecting the continued fiscal pressure facing the City, driven by continued weakness in the local economy, rising spending pressures for education and labor costs of city employees, and increasing costs associated with rising debt for capital construction and repair.

         The current financial plan for the City assumes substantial increases in aid from national and state governments. Maintenance of the current rating, and stabilization of the rating outlook, will depend on the City's success in realizing budgetary aid from these governments, or replacing those revenues with ongoing revenue-raising measures or spending reductions under the City's control. However, increased reliance on non-recurring budget balancing measures that would support current spending, but defer budgetary gaps to future years, would be viewed by S&P as detrimental to New York City's single-'A-' rating.

46         New York IM-IT Intermediate Laddered Maturity Series 12

     Previously, Moody's had raised its rating to A in May, 1988, to Baa1 in December, 1985, to Baa in November, 1983 and to Ba1 in November, 1981. S&P had raised its rating to A-in November, 1987, to BBB+ in July, 1985 and to BBB in March, 1981.

     On May 9, 1990, Moody's revised downward its rating on outstanding City revenue anticipation notes from MIG-1 to MIG-2 and rated the $900 million Notes then being sold MIG-2. On April 30, 1991 Moody's confirmed its MIG-2 rating for the outstanding revenue anticipation notes and for the $1.25 billion in notes then being sold. On April 29, 1991, S&P revised downward its rating on City revenue anticipation notes from SP-1 to SP-2.

     As of December 31, 1992, the City and MAC had, respectively, $20.3 billion and $4.7 billion of outstanding net long-term indebtedness.

     Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called "moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

     As of September 30, 1992, the State reported that there were eighteen Agencies that each had outstanding debt of $100 million or more. These eighteen Agencies had an aggregate of $62.2 billion of outstanding debt, including refunding bonds, of which the State was obligated under lease-purchase, contractual obligation or moral obligation provisions on $25.3 billion.

     The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

     The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

     The U.S. Supreme Court on March 30, 1993 referred to a Special Master for determination of damages in an action by the State of Delaware to recover certain unclaimed dividends, interest and other distributions made by issuers of securities held by New York based-brokers incorporated in Delaware. (State of Delaware v. State of New York.) The State had taken such unclaimed property under its Abandoned Property Law. The State expects that it may pay a significant amount in damages during fiscal year 1993-94 but it has indicated that it has sufficient funds on hand to pay any such award, including funds held in contingency reserves. The State's 1993-94 Financial Plan includes the establishment of a $100 million contingency reserve fund which would be available to fund such an award which some reports have estimated at $100-$800 million.

     In Schulz v. State of New York, commenced May 24, 1993 ("Schulz 1993"), petitioners have challenged the constitutionality of mass transportation bonding programs of the New York State Thruway Authority and the

           New York IM-IT Intermediate Laddered Maturity Series 12          47
Metropolitan Transportation Authority. On May 24, 1993, the Supreme Court, Albany County, temporarily enjoined the State from implementing those bonding programs. In previous actions Mr. Schulz and others have challenged on similar grounds bonding programs for the New York State Urban Development Corporation and the New York Local Government Assistance Corporation. While there have been no decisions on the merits in such previous actions, by an opinion dated May 11, 1993, the New York Court of Appeals held in a proceeding commenced on April 29, 1991 in the Supreme Court, Albany County (Schulz v. State of New
York), that petitioners had standing as voters under the State Constitution to bring such action.

     Petitioners in Schulz 1993 have asserted that issuance of bonds by the two Authorities is subject to approval by statewide referendum. At this time there can be no forecast of the likelihood of success on the merits by the petitioners, but a decision upholding this constitutional challenge could restrict and limit the ability of the State and its instrumentalities to borrow funds in the future. The State has not indicated that the temporary injunction issued by the Supreme Court in this action will have any immediate impact on its financial condition or interfere with projects requiring immediate action.

     Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

     Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. Both the Revised 1992-1993 State Financial Plan and the recommended 1993-94 State Financial Plan includes a significant reduction in State aid to localities in such programs as revenue sharing and aid to education from projected base-line growth in such programs. It is expected that such reductions will result in the need for localities to reduce their spending or increase their revenues. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1993-94 fiscal year.

     Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

     Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1991, the total indebtedness of all localities in the State was approximately $31.6 billion, of which $16.8 billion was debt of New York City (excluding $6.7 billion in MAC debt). State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Fifteen localities had outstanding indebtedness for state financing at the close of their fiscal year ending in 1991. In 1992, an unusually large number of local government units requested authorization for deficit financings. According to the Comptroller, ten local government units have been authorized to issue deficit financing in the aggregate amount of $131.1 million.

     Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York IM-IT Intermediate Laddered Maturity Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.

     TAX STATUS. For a discussion of the Federal tax status of income earned on New York IM-IT Intermediate Laddered Maturity Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing New York law:

48         New York IM-IT Intermediate Laddered Maturity Series 12

           The New York IM-IT Intermediate Laddered Maturity Trust is not an association taxable as a corporation and the income of the New York IM-IT Intermediate Laddered Maturity Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York. Individuals who reside in New York State or City will not be subject to State and City tax on interest income which is exempt from Federal income tax under section 103 of the Internal Revenue Code of 1986 and derived from obligations of New York State or a political subdivision thereof, although they will be subject to New York State and City tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed.

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   48.70
      Less: Estimated Annual Expense per Unit <F1>.............................................................  $    2.08
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   46.62
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   46.62
      Divided by 12............................................................................................  $    3.89
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .12950
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F2><F3><F4>...........................................       4.54%
ESTIMATED LONG-TERM RETURN <F2><F3><F4>........................................................................       4.71%
Initial Distribution (September 1994)..........................................................................  $    2.59
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F4>....................................................................  $    3.89
PURCHASED INTEREST <F5>........................................................................................  $    4.77
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        SEPTEMBER 15, 1994

<F1> Excluding insurance costs.
<F2> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F3> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F4> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F5> See "Unitholder Explanations--Purchased and Accrued Interest".

           New York IM-IT Intermediate Laddered Maturity Series 12          49


NEW YORK IM-IT INTERMEDIATE LADDERED MATURITY SERIES 12 (IM-IT AND QUALITY
MULTI-SERIES 229)
PORTFOLIO AS OF AUGUST 4, 1994

                                                                                       	         OFFERING
                                                                                       	         PRICE TO
                                                                                       	         NEW YORK
                                                                                       	         IM-IT
                                                                                       	         INTERMEDIATE
               NAME OF ISSUER, TITLE, INTEREST RATE AND                                          LADDERED
AGGREGATE      MATURITY DATE OF EITHER BONDS DEPOSITED OR                                        REDEMPTION    MATURITY
PRINCIPAL<F1>  BONDS CONTRACTED FOR<F1><F5>                                          RATING<F2 > FEATURE<F3>   TRUST<F4>
$    605,000   New York State Medical Care Facilities Finance Agency, Mental
                 Health Services Facilities Improvement Revenue Bonds, Series
                 1994D (MBIA Insured)
                 150M--4.90% Due 2/15/1999....................................       YAAA                       $    150,563
                 215M--4.90% Due 8/15/1999....................................       YAAA                            215,806
                 60M--5.00% Due 2/15/2000.....................................       YAAA                             60,225
                 180M--5.00% Due 8/15/2000....................................       YAAA                            180,675
     235,000   Albany County, New York, Unlimited Tax-General Obligation
                 Construction Refunding Bonds (South Mall Construction) Series
                 1994A (FGIC Insured)
                 5.00% Due 4/1/1999...........................................        AAA                            238,774
     600,000   Nassau County, New York, General Improvement Bonds (Unlimited
                 Tax-General Obigation) Series 1994O (FGIC Insured)
                 360M--5.625% Due 8/1/2000....................................       YAAA                            372,384
                 240M--5.625% Due 8/1/2002....................................       YAAA                            246,883
     240,000   New York State Urban Development Corporation, State Office
                 Facilities Lease Rental Revenue Bonds, Series 1989A (South
                 Mall Facility) Capital Guaranty Insured
                 #0.00% Due 1/1/2001..........................................        AAA                            173,129(6)
      20,000   Triborough Bridge and Tunnel Authority, New York, Convention
                 Center Project Revenue Bonds, Series E (FSA Insured)
                 #0.00% Due 1/1/2001..........................................        AAA                             14,427(6)
     205,000   New York State Thruway Authority, Highway and Bridge Trust Fund
                 Revenue Bonds, Series 1994A (AMBAC Indemnity Insured)
                 #5.00% Due 4/1/2001..........................................       YAAA                            205,183
     135,000   New York State Medical Care Facilities Finance Agency, Mental
                 Health Services Facilities Improvement Revenue Bonds (Beth
                 Israel Medical Center Project) Series 1994A (MBIA Insured)
                 5.15% Due 11/1/2001..........................................       YAAA                            135,897
     360,000   Dormitory Authority of the State of New York, State University
                 Educational Facilities Revenue Bonds, Series 1993A (FGIC
                 Insured)
                 #5.20% Due 5/15/2002.........................................        AAA                            361,350
     600,000   New York City (New York) General Obligation Refunding Bonds,
                 Series 1994A (MBIA Insured)
                 5.80% Due 8/1/2003...........................................       YAAA                            619,776
$  3,000,000                                                                                                    $  2,975,072

All of the Bonds in the portfolio are insured by one of the Preinsured Bond insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

50                     Pennsylvania IM-IT-- Series 191

PENNSYLVANIA IM-IT TRUST

      GENERAL. The Pennsylvania IM-IT Trust consists of 9 issues of Securities. Four of the Bonds in the Pennsylvania IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Pennsylvania IM-IT Trust) as follows: General Obligations, 4 (43%); Health Care, 2 (28%); General Purpose, 2 (17%) and Higher Education, 1 (12%). No Bond issue has received a provisional rating.

     RISK FACTORS. Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. The major new sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.5 billion in crop and livestock products annually, while agribusiness and food related industries support $38 billion in economic activity annually.

     Non-agricultural employment in the Commonwealth declined by 5.1 percent during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9 percent over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3 percent. For the last two years, unemployment in the Commonwealth has declined 1.9 percent. The growth in employment experienced in Pennsylvania is comparable to the growth in employment in the Middle Atlantic Region which has occurred during this period.

     Back to back recessions in the early 1980's reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1992 level of 81.3 percent of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing
18.7 percent of 1992 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1992 the services sector accounted for
29.3 percent of all non-agricultural employment while the trade sector accounted for 22.7 percent.

     From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8 percent to 4.5 percent, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. As of February 1994, the seasonally adjusted unemployment rate for the Commonwealth was 5.1 percent compared to 6.5 percent for the United States.

     The five year period from fiscal 1989 through fiscal 1993 was marked by public health and welfare costs growing at a rate double the growth for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 10.9 percent while tax revenues were growing at an average annual rate of 5.5 percent. Consequently, spending on other budget programs was restrained to a growth rate below 5.0 percent and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

     Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal 1992 brought financial stability to the General Fund. That tax increase included several taxes with

                       Pennsylvania IM-IT-- Series 191                      51
retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993.

     It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

     Financial information for the General Fund is maintained on a budgetary basis of accounting. A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles ("GAAP"). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

     Fiscal 1991 Financial Results. GAAP Basis: During fiscal 1991 the General Fund experienced an $861.2 million operating deficit resulting in a fund balance deficit of $980.9 million at June 30, 1991. The operating deficit was a consequence of the effect of a national recession that restrained budget revenues and pushed expenditures above budgeted levels. At June 30, 1991, a negative unreserved-undesignated balance of $1,146.2 million was reported. During fiscal 1991 the balance in the Tax Stabilization Reserve Fund was used to maintain vital state spending.

     Budgetary Basis: A deficit of $453.6 million was recorded by the General Fund at June 30, 1991. The deficit was a consequence of higher than budgeted expenditures and lower than estimated revenues during the fiscal year brought about by the national economic recession that began during the fiscal year. The budgetary basis deficit at June 30, 1991 was carried into the 1992 fiscal year and funded in the fiscal 1992 budget. A number of actions were taken throughout the fiscal year by the Commonwealth to mitigate the effects of the recession on budget revenues and expenditures. Actions taken, together with normal appropriation lapses, produced $871 million in expenditure reductions and revenue increases for the fiscal year. The most significant of these actions were a $214 million transfer from the Pennsylvania Industrial Development Authority, a $134 million transfer from the Tax Stabilization Reserve Fund, and a pooled financing program to match federal Medicaid funds replacing $145 million of state funds.

     Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance has increased to $87.5 million and the unreserved-undesignated deficit has dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

     Budgetary Basis: Eliminating the budget deficit carried into fiscal 1992 from fiscal 1991 and providing revenues for fiscal 1992 budgeted expenditures required tax revisions that are estimated to have increased receipts for the 1992 fiscal year by over $2.7 billion. Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Originally based on forecasts for an economic recovery, the budget revenue estimates were revised downward during the fiscal year to reflect continued recessionary economic activity. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

     As a result of the lowered revenue estimate during the fiscal year, increased emphasis was placed on restraining expenditure growth and reducing expenditure levels. A number of cost reductions were implemented during the fiscal year and contributed to $296.8 million of appropriation lapses. These appropriation lapses were responsible for the $8.8 million surplus at fiscal year-end, after accounting for the required ten percent transfer of the surplus to the Tax Stabilization Reserve Fund.

     Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8 percent to provide a $438 million increase to $4.9 billion for fiscal 1992. The fiscal 1992 budget provided additional

52                     Pennsylvania IM-IT-- Series 191
funds for basic and special education and included provisions designed to help restrain the annual increase of special education costs, an area of recent rapid cost increases. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5 percent over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs have risen quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12 percent. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General Fund appropriations for fiscal 1992.

     The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

     Fiscal 1993 Financial Results--GAAP Basis. The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totaled $698.9 and the unreserved/undesignated balance totaled $64.4 million. A continuing recovery of the Commonwealth's financial condition from the effects of the national economic recession of 1990 and 1991 is demonstrated by this increase in the balance and a return to a positive unreserved/ undesignated balance. The previous positive unreserved/undesignated balance was recorded in fiscal 1987. For the second consecutive fiscal year the increase in the unreserved/undesignated balance exceeded the increase recorded in the budgetary basis unappropriated surplus during the fiscal year.

     Budgetary Basis. The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated in May 1993. Cash revenues were $41.5 million above the budget estimate and totaled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and revenues from retroactive corporate tax increases received in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

     Appropriations less lapses totaled an estimated $13.870 billion representing a 1.1 percent increase over those during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

     By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance is $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

     Fiscal 1994 Budget (Budgetary Basis). The enacted 1994 fiscal year budget provides for $14.995 billion of appropriations of Commonwealth funds. The largest increase in appropriations is for the Department of Public Welfare--$235 million--to meet the increasing costs of medical care and rising caseloads. Other large increases are education--$196 million--including $129 million to increase state educational subsidies for the most needy school districts and $104 million for correctional institutions to pay operating costs and lease payments for five new prisons and to expand the capacity of two existing facilities.

     The continuing rise in medical assistance costs cannot be met from the resources provided by a much slower growing tax revenue base. Consequently, program and financial changes must be implemented to keep costs within budget limits. For fiscal 1994, the Commonwealth plans to save $247 million by receiving federal reimbursement for hospital services provided to state general assistance recipients. Prior to this time, those costs were fully paid by the Commonwealth. In addition, the Commonwealth will continue to use pooled financing for medical assistance costs using intergovernmental transfers in place of voluntary contributions as was done in earlier fiscal years. Through the pooled financing, additional federal reimbursements may be drawn to support the medical assistance program. The pooled financing is anticipated to replace $99 million of Commonwealth funds in the 1994 fiscal year budget.

                       Pennsylvania IM-IT-- Series 191                      53

     The budget estimates revenue growth of 3.7 percent over fiscal 1993 actual revenues. The revenue estimate is based on an expectation of continued economic recovery, but at a slow rate. Sales tax receipts are projected to rise 4.4 percent over 1993 receipts while personal income tax receipts are projected to increase by 3.3 percent, a rate that is low because of the tax rate reduction in July 1992.

     In February 1994, the Governor recommended $46.4 million of additional appropriations be enacted for fiscal 1994, raising total appropriations to $15,041.7 million. The largest increase in additional appropriations is $27.3 million to make audit payments to the federal Department of Health and Human Services. No change to the aggregate commonwealth revenue estimate was made although individual tax estimates have been revised to reflect actual receipts to date and the tax refund estimate was reduced to reflect a favorable ruling in Philadelphia Suburban Corp. vs. Commonwealth. Through February 1994, revenues are slightly ($1.1 million or 0.01 percent) above estimate as below estimate corporate tax receipts are being offset by above estimate sales tax, personal income tax and non-tax revenue receipts.

     Upon completion of a review of actual expenditures and revised estimates for the remainder of fiscal 1994, lapses of current and prior years' appropriations are projected to be $163.0 million. The projected lapses and the beginning unappropriated surplus contribute to a projected ending unappropriated surplus of $296.8 million before the required ten percent transfer to the Tax Stabilization Reserve Fund.

     Proposed Fiscal 1995 Budget. For the fiscal year beginning July 1, 1994, the Governor has proposed a budget containing a 4.1 percent increase in appropriations over the actual and proposed supplemental appropriations for fiscal 1994. Total appropriations recommended amount to $15,665 million. The budget is balanced by drawing down of a projected $267 million unappropriated surplus for fiscal 1994. The fastest growing portion of the budget continues to be medical assistance which is proposed to receive the largest increase, $264 million or 42.4 percent of the proposed net increase in spending. Other program areas budgeted to receive major increases are education-- $165 million--and corrections--$126 million. The proposed budget recommends a tightening of eligibility criteria for state-financed welfare benefits as a cost reduction measure. Those individuals not meeting the revised criteria would only qualify for 60 days of cash grants in a two-year period.

     The Governor's proposal also includes a recommended reduction in the corporate net income tax rate from 12.25 percent to 9.99 percent over a three year period. The corporate tax cut and a proposed increase in poverty exemption for the person income tax are estimated to cost $124.7 million in fiscal 1995.

     The recommended budget includes Commonwealth revenue growth of 4.7 percent without the effect of the proposed tax reduction. The revenue estimate is based on the expectation of a continued slow national economic recovery and continued economic growth of the Pennsylvania economy at a rate slightly below the national rate. Total estimate Commonwealth revenue, adjusted for refunds and the proposed tax reduction, is $15,400 million.

     All outstanding general obligation bonds of the Commonwealth are rated AA-by S&P and A1 by Moody's.

     Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

     For the fiscal year ending June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ending June 30, 1992, place the Cumulative General Fund balance deficit at $224.9.

     Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA") to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June, 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January

54                     Pennsylvania IM-IT-- Series 191
8, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 6, 1992. Full implementation of the five year plan was delayed due to labor negotiations that were not completed until October 1992, three months after the expiration of the old labor contracts. The terms of the new labor contracts are estimated to cost approximately $144.0 million more than what was budgeted in the original five year plan. An amended five year plan was apporoved by PICA in May 1993. The audit findings show a surplus of approximately $3 million for the fiscal year ending June 30, 1993. The fiscal 1994 budget projects no deficit and a balanced budget for the year ending June 30, 1994. The Mayor presented the latest update of the five year financial plan on January 13, 1994; it will be considered by PICA in the spring of 1994.

     In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. In July 1993, PICA issued $643,430,000 of Special Tax Revenue Bonds to refund certain general obligation bonds of the city and to fund additional capital projects.

     As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Ba by Moody's and BB by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania IM-IT Trust to pay Interest on or principal of the Bonds.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Other Matters--Federal Tax Status".

     In the opinion of Saul, Ewing, Remick & Saul, counsel to the Fund for Pennsylvania tax matters, under existing law:

     (1) Units evidencing fractional undivided interest in the Pennsylvania IM-IT Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

     (2) distributions of interest income to Unitholders are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

     (3) a Unitholder may have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his Units but not upon the disposition of any of the Securities in the Pennsylvania IM-IT Trust to which the Unitholder's Units relate;

     (4)   Units are subject to Pennsylvania inheritance and estate taxes;

     (5) a Unitholder which is a corporation may have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their Shares subject to Shares Tax;

     (6) Under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individual will be subject to Pennsylvania

                       Pennsylvania IM-IT-- Series 191                      55
        Personal Income Tax and, for residents of Philadelphia, to Philadelphia School District Investment Income Tax. For Unitholders which are corporations, the distributed gains will be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund will nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994. However, for gains from the sale, exchange or other disposition of these Bonds to be taxable under the Philadelphia School District Investment Income Tax, the Bonds must be held for six months or less;

     (7) any proceeds paid under the insurance policy issued to the Trustee or obtained by the issuers of the Bonds with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and

     (8) The Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

     On December 3, 1993, change to Pennsylvania law affecting taxation of income and gains from the sale of Commonwealth of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has not issued any regulations or other guidance concerning these changes. The opinions expressed above are based on our analysis of the law but are subject to modification upon review of regulations or other guidance that may be issued by the Department of Revenue.

     In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on Van Kampen Merritt Inc. for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.

56                     Pennsylvania IM-IT-- Series 191

SPECIAL INFORMATION BASED ON VARIOUS DISTRIBUTION PLANS
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME DURING THE FIRST YEAR <F1>
      Estimated Annual Interest Income per Unit................................................................  $   56.16
      Less: Estimated Annual Expense per Unit <F2>.............................................................  $    1.01
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   55.15
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT DURING THE FIRST YEAR:
      Estimated Net Annual Interest Income per Unit............................................................  $   55.15
      Divided by 12............................................................................................  $    4.60
ESTIMATED DAILY RATE OF NET INTEREST ACCRUAL PER UNIT DURING THE FIRST YEAR....................................  $  .15319
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE DURING THE FIRST YEAR <F1><F3><F4><F5>.................       5.52%
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME AFTER THE FIRST YEAR <F1>
      Estimated Annual Interest Income per Unit................................................................  $   57.53
      Less: Estimated Annual Expense per Unit <F2>.............................................................  $    1.99
      Less: Annual Premium on Portfolio Insurance per Unit.....................................................     --
      Estimated Net Annual Interest Income per Unit............................................................  $   55.54
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT AFTER THE FIRST YEAR:
      Estimated Net Annual Interest Income per Unit............................................................  $   55.54
      Divided by 12............................................................................................  $    4.63
ESTIMATED DAILY RATE OF NET INTEREST ACCRUAL PER UNIT AFTER THE FIRST YEAR.....................................  $  .15429
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE AFTER THE FIRST YEAR <F1><F3><F4><F5>..................       5.55%
ESTIMATED LONG-TERM RETURN <F1><F3><F4><F5>....................................................................       5.60%
Initial Distribution (September 1994)..........................................................................  $    3.09
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F5>....................................................................  $    4.63
PURCHASED INTEREST <F6>........................................................................................  $    6.00
Trustee's Annual Fee <F1>.............. $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        SEPTEMBER 15, 1994

<F1> The differences between the Estimated Current Returns during the first year and after the first year are shown in the table above. Due to inclusion in the portfolio of "when, as and if issued" Bonds a portion of the monies received by the Trust (the net interest accruing on such bonds prior to their respective deliveries to the Trust--the last of which is expected to be on September 1, 1994) will be treated, in the first year only, as a distribution which is not deemed to be income to Unitholders. During the first year $1.37 per Unit (for those purchasing units on the Date of Deposit) will be "when issued" interest. However, because the Trustee will reduce its expenses during the first year to the extent of its annual fee which is expected to be approximately $.98 per Unit, only $.39 or .039% per Unit will be considered such a distribution and is the difference between the first and second year monthly Estimated Current Return indicated above. It should be noted that the actual cash generated in connection with each Unit during the first year will equal the amount indicated under Estimated Net Annual Interest Income per Unit. This cash amount during the first year includes $.39 per Unit, which is a distribution not deemed to be income. See "The Fund" and "Estimated Current Returns and Estimated Long-Term Returns". The fact that there is a distribution not deemed to be income during the first year would not effect the Estimated Long-Term Return by more than .01% per Unit.
<F2> Excluding Insurance costs.
<F3> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F4> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F5> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F6> See "Unitholder Explanations--Purchased and Accrued Interest".

                       Pennsylvania IM-IT-- Series 191                      57

PENNSYLVANIA INSURED MUNICIPALS INCOME TRUST
SERIES 191 (IM-IT AND QUALITY MULTI-SERIES 229)
PORTFOLIO AS OF AUGUST 4, 1994

                                                                                             OFFERING
                                                                                             PRICE TO
               NAME OF ISSUER, TITLE, INTEREST RATE AND                                      PENNSYLVANIA
AGGREGATE      MATURITY DATE OF EITHER BONDS DEPOSITED OR                                    REDEMPTION          IM-IT
PRINCIPAL<F1>  BONDS CONTRACTED FOR<F1><F5>                                      RATING<F2>  FEATURE<F3>         TRUST<F4>
$    170,000   The Philadelphia Municipal Authority, Philadelphia,
                 Pennsylvania, Lease Revenue Refunding Bonds, Series 1993A
                 (FGIC Insured)                                                                 2003 @ 102
                 #5.625% Due 11/15/2014.......................................     AAA          2011 @ 100 S.F.     $     160,570
     500,000   Pennsylvania Intergovernmental Cooperation Authority, Special
                 Tax Revenue Bonds (City of Philadelphia Funding Program)
                 Series 1993 (MBIA Insured)                                                     2003 @ 100
                 #5.75% Due 6/15/2015.........................................     AAA          2010 @ 100 S.F.           479,130
     100,000   County of Westmoreland, Commonwealth of Pennsylvania, General
                 Obligation Refunding Bonds, Series 1993G (FGIC Insured)
                 #0.00% Due 12/1/2017.........................................     AAA      				23,928(6)
     675,000   Allegheny-Clarion Valley School District (Clarion, Armstrong,
                 Butler and Venango Counties, Pennsylvania) General Obligation
                 Bonds, Series 1994 (AMBAC Indemnity Insured)**                                 2004 @ 100
                 #6.20% Due 3/15/2019.........................................    YAAA          2016 @ 100 S.F.           680,832
     500,000   Northampton County Higher Education Authority (Pennsylvania)
                 University Revenue Bonds (Lehigh University) Series 1994
                 (MBIA Insured)**                                                               2004 @ 102
                 #6.00% Due 10/15/2019........................................    YAAA          2012 @ 100 S.F.           492,900
     500,000   Delaware County Authority (Commonwealth of Pennsylvania)
                 Hospital Revenue Bonds (Crozer-Chester Medical Center) Series
                 1994 (MBIA Insured)                                                            2003 @ 102
                 #5.30% Due 12/15/2020........................................     AAA          2012 @ 100 S.F.           441,475
     700,000   County of Cambria, Commonwealth of Pennsylvania, General
                 Obligation Bonds, Series 1994A (FGIC Insured)**                                2004 @ 102
                 #6.20% Due 8/15/2021.........................................    YAAA          2017 @ 100 S.F.           703,500
     600,000   Saint Mary Hospital Authority, Pennsylvania, Hospital Revenue
                 Bonds, Series 1992A (Franciscan Health System/Saint Mary
                 Hospital of Langhorne, Inc.) MBIA Insured                                      2002 @ 102
                 6.50% Due 7/1/2022...........................................     AAA          2013 @ 100 S.F.           616,530
     250,000   Bedford Area School District (Bedford County, Pennsylvania)
                 General Obligation Bonds, Series 1994 (MBIA Insured)                           2004 @ 100
                 #5.875% Due 4/15/2024........................................     AAA          2018 @ 100 S.F.           241,895
$  3,995,000                                                                                                        $   3,840,760

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

58                       Maryland QUALITY-- Series 65

MARYLAND QUALITY TRUST

      GENERAL. The Maryland Quality Trust consists of 8 issues of Securities. One of the Bonds in the Maryland Quality Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Maryland Quality Trust) as follows: Multi-Family Mortgage Revenue, 2 (33%); Retail Electric/Gas, 2 (33%); Health Care, 3 (31%) and General Obligations, 1 (3%). No Bond issue has received a provisional or conditional rating.

     SPECIAL CONSIDERATIONS. The public indebtedness of the State of Maryland, its instrumentalities and its local governments is divided into three basic types. The State, and the counties and municipalities of the State, issue general obligation bonds for capital improvements and for various projects to the payment of which an ad valorem property tax is exclusively pledged.

     Certain authorities of the State and certain local governments issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the issuer has no liability and has given no moral obligation assurance. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

     The special authorities of the State and local government entities have outstanding bonds backed exclusively by revenues derived from projects and facilities financed by the bond issue. The holders of these bonds have no claim against the general credit of the State or any governmental unit for the payment of those bonds.

     There is no general debt limit imposed on the State of Maryland by the State Constitution or public general laws, but a special committee created by statute annually makes an estimate of the maximum amount of new general obligation debt that the State may prudently authorize.

     There can be no assurance that particular bond issues may not be adversely affected by changes in State or local economic or political conditions. Investors are, therefore, advised to study with care the Portfolio for the Maryland Quality Trust appearing elsewhere in this Prospectus and consult their own investment advisers as to the merits of particular issues in that Portfolio.

     TAX STATUS. For a discussion of the Federal tax status of income earned on Maryland Quality Trust Units, see "Other Matters-Federal Tax Status".

     In the opinion of Weinberg and Green, special counsel to the Fund for Maryland tax matters, under existing Maryland income tax law applicable to taxpayers whose income is subject to Maryland income taxation:
     (1) For Maryland State and local income tax purposes, the Maryland Quality Trust will not be recognized as an association taxable as a corporation, but rather as a fiduciary whose income will not be subject to Maryland State and local income taxation.
     (2) To the extent that interest derived from the Maryland Quality Trust by a Unitholder with respect to the obligations of the State of Maryland and its political subdivisions is excludable from Federal gross income, such interest will not be subject to Maryland State or local income taxes. Interest paid to a "financial institution" will be subject to the Maryland State franchise tax on financial institutions.
     (3) In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended from time to time, for purposes of calculating the federal alternative minimum tax. Interest paid on certain private activity bonds constitutes a tax preference item for the purpose of calculating the federal alternative minimum tax. Accordingly, if the Maryland Quality Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable in Maryland.
     (4) Capital gain, including gain realized by a Unitholder from the redemption, sale or other disposition of a Unit, will be included in the Maryland taxable base of Unitholders for Maryland State and local income taxation purposes. However, Maryland defines the taxable net income of individuals as Federal adjusted gross income with certain modifications. Likewise, the Maryland taxable net income of corporations is Federal taxable income with certain modifications. There is available to Maryland income taxpayers a modification which allows those taxpayers to subtract from the Maryland taxable base the gain included in Federal adjusted gross income or Federal taxable income, as the case may be, which is realized from the disposition of Securities by the Maryland Quality Trust. Consequently, by making that modification, a

                         Maryland QUALITY-- Series 65                       59
        Unitholder who is entitled to make the subtraction modification will not be subject to Maryland State or local income tax with respect to gain realized upon the disposition of Securities by the Maryland Quality Trust. Profit realized by a "financial institution" from the sale or exchange of Bonds will be subject to the Maryland Franchise Tax.

     These opinions relate only to the treatment of the Maryland Quality Trust and the Units under the Maryland State and local income tax laws and Maryland franchise tax laws. Unitholders should consult tax counsel as to other Maryland tax consequences not specifically considered in these opinions. For example, no opinion is expressed as to the treatment of the Units under the Maryland inheritance and estate tax laws.

PER UNIT INFORMATION:
CALCULATION OF ESTIMATED NET ANNUAL UNIT INCOME:
      Estimated Annual Interest Income per Unit................................................................  $   57.84
      Less: Estimated Annual Expense per Unit..................................................................  $    2.05
      Estimated Net Annual Interest Income per Unit............................................................  $   55.79
CALCULATION OF ESTIMATED INTEREST EARNINGS PER UNIT:
      Estimated Net Annual Interest Income per Unit............................................................  $   55.79
      Divided by 12............................................................................................  $    4.65
Estimated Daily Rate of Net Interest Accrual per Unit..........................................................  $  .15497
ESTIMATED CURRENT RETURN BASED ON PUBLIC OFFERING PRICE <F1><F2><F3>...........................................       5.58%
ESTIMATED LONG-TERM RETURN <F1><F2><F3>........................................................................       5.61%
Initial Distribution (September 1994)..........................................................................  $    3.10
ESTIMATED NORMAL DISTRIBUTION PER UNIT <F3>....................................................................  $    4.65
PURCHASED INTEREST <F4>........................................................................................  $    9.64
Trustee's Annual Fee................... $.98 per $1,000 principal amount of
                                        Bonds
Record and Computation Dates........... FIRST day of each month
DISTRIBUTION DATES..................... FIFTEENTH DAY OF EACH MONTH COMMENCING
                                        SEPTEMBER 15, 1994

<F1> The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".
<F2> The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which <F1>takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and <F2>takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.
<F3> These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".
<F4> See "Unitholder Explanations--Purchased and Accrued Interest".

60                       Maryland QUALITY-- Series 65


MARYLAND INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 65 (IM-IT AND QUALITY MULTI-SERIES 229)
PORTFOLIO AS OF AUGUST 4, 1994

               OFFERING
               PRICE TO
               NAME OF ISSUER, TITLE, INTEREST RATE AND                    RATING<F2>                           MARYLAND
AGGREGATE      MATURITY DATE OF EITHER BONDS DEPOSITED OR             STANDARD             REDEMPTION          QUALITY
PRINCIPAL<F1>  BONDS CONTRACTED FOR<F1><F5>                           & POOR'S    MOODY'S  FEATURE<F3>         TRUST<F4>
$    100,000   Washington Suburban Sanitary District, Maryland,
                 Unlimited Tax-General Obligation General
                 Construction Bonds, Second Series of 1993
                #5.25% Due 6/1/2015................................     AA         Aa1     2003 @ 102          $      90,765
     290,000   Maryland State Health and Higher Educational
                 Facilities Authority, Revenue Refunding Bonds (Good
                 Samaritan Hospital) Series 1993                                           2003 @ 102
                 5.75% Due 7/1/2019................................      A          A      2014 @ 100 S.F.           273,241
     200,000   Maryland State Health and Higher Educational
                 Facilities Authority, Revenue Refunding Bonds,
                  Series 1993 (Suburban Hospital)                                          2003 @ 102
                  5.125% Due 7/1/2021...............................     A          A1     2014 @ 100 S.F.           170,038
     500,000   Prince George's County, Maryland, Pollution Control
                 Revenue Refunding Bonds (Potomac Electric Project)
                 Series 1992
                 6.00% Due 9/1/2022................................      A+         A1     2002 @ 102                492,510
     450,000   Maryland State Health and Higher Educational
                 Facilities Authority, Revenue Bonds (Frederick
                 Memorial Hospital) Series 1993 (FGIC Insured)                             2003 @ 102
                 5.00% Due 7/1/2023................................     AAA        Aaa     2019 @ 100 S.F.           378,468
     500,000   Anne Arundel County, Maryland, Pollution Control
                 Revenue Refunding Bonds, Series 1994 (Baltimore Gas
                 and Electric Company Project)
                 6.00% Due 4/1/2024................................      A          A2     2004 @ 102                488,960
     500,000   Howard County, Maryland, Mortgage Revenue Refunding
                 Bonds, Series 1994A (FHA Insured Mortgage Loan-
                 Beech's Farm Apartments Project) MBIA Insured                             2004 @ 102
                 6.50% Due 7/1/2024.................................    YAAA       Aaa     2013 @ 100 S.F.           512,850
     500,000   City of Frederick, Maryland, Mortgage Revenue
                 Refunding Bonds, Series 1993A (FHA Insured Mortgage
                 Loan-Willowdale Garden Apartments Project)                                2003 @ 103
                 6.30% Due 4/1/2026.................................    AAA        N/R     2011 @ 100 S.F.           502,500
$  3,040,000                                                                                                   $   2,909,332

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

                             Notes to Portfolios                            61

NOTES TO PORTFOLIOS:
AS OF THE DATE OF DEPOSIT: AUGUST 4, 1994

(1) All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from June 28, 1994 to August 3, 1994. These Securities have expected settlement dates ranging from August 4, 1994 to September 1, 1994 (see "Unitholder Explanations").

(2) All ratings are by Standard & Poor's Corporation unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc. The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters-- Description of Securities Ratings".
(3) There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Unitholder Explanations--Bond Redemptions". To the extent that the Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal Tax Status".
(4) Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price").
(5) Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:


                                         ANNUAL                     PROFIT
                                         INSURANCE   COST TO        (LOSS) TO   ANNUAL INTEREST   BID SIDE EVALUATION
TRUST                                    COST        SPONSOR        SPONSOR     INCOME TO TRUST   OF BONDS
Arizona IM-IT.........................      --       $   2,829,929  $   49,643  $       170,625   $       2,856,375
Minnesota IM-IT.......................      --       $   2,806,541  $   30,671  $       165,675   $       2,813,263
New York IM-IT Intermediate
 Laddered Maturity....................      --       $   2,960,860  $   14,212  $       146,108   $       2,951,856
Pennsylvania IM-IT....................      --       $   3,798,153  $   42,607  $       233,750   $       3,810,756
Maryland Quality......................      --       $   2,883,123  $   26,209  $       178,675   $       2,886,088

62                           Notes to Portfolios

     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor.
     Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:


                                            PERCENT OF
                                            AGGREGATE PRINCIPAL       RANGE OF DAYS SUBSEQUENT
TRUST                                       AMOUNT                    TO FIRST SETTLEMENT DATE
Arizona IM-IT.......................         0%                       --
Minnesota IM-IT.....................         0%                       --
New York IM-IT Intermediate
 Laddered Maturity..................         0%                       --
Pennsylvania IM-IT..................        47%                      14 to 20 days
Maryland Quality....................         0%                       --


     On the Date of Deposit, the offering side evaluations of the Securities in the Arizona IM-IT, Minnesota IM-IT, New York IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT and Maryland Quality Trusts were higher than the bid side evaluations of such Securities by 0.77%, 0.78%, 0.77%, 0.75% and 0.76%, respectively, of the aggregate principal amounts of such Securities.
     "#" indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status".
(6) This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 9% and 3% of the aggregate principal amount of the Securities in the New York IM-IT Intermediate Laddered Maturity Trust and Pennsylvania IM-IT Trust, respectively, are "zero coupon" bonds.

                                 Underwriting                               63

     UNDERWRITING. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.


                                                                                                               ARIZONA
                                                                                                               IM-IT TRUST
      NAME                                         ADDRESS                                                     UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,300
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                250
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048           100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                             100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043               100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York        100
  Unit Investment Trust Department            10292
Smith Barney Inc.                           2 World Trade Center, 101st Floor, New York, New York 10048          100
                                                                                                               3,050

                                                                                                               MINNESOTA
                                                                                                               IM-IT TRUST
      NAME                                         ADDRESS                                                     UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,511
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048           100
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                             100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri 63043               100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York        100
  Unit Investment Trust Department            10292
                                                                                                               3,011

                                                                                                               NEW YORK
                                                                                                               IM-IT
                                                                                                               INTERMEDIATE
                                                                                                               LADDERED
                                                                                                               MATURITY TRUST
      NAME                                         ADDRESS                                                     UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,300
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                             250
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York        250
  Unit Investment Trust Department            10292
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048           100
Kemper Securities, Inc.                     77 West Wacker Drive, 28th Floor, Chicago, Illinois 60601            100
                                                                                                               3,000

64                               Underwriting

                                                                                                               PENNSYLVANIA
                                                                                                               IM-IT TRUST
      NAME                                         ADDRESS                                                     UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,163
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York        500
  Unit Investment Trust Department            10292
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048           250
Nathan & Lewis Securities, Inc.             119 West 40th Street, New York, New York 10018                       250
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                     100
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                             100
Janney Montgomery Scott Inc.                1801 Market Street, 11th Floor, Philadelphia, Pennsylvania           100
                                              19103
Legg Mason Wood Walker, Inc.                111 South Calvert Street, Baltimore, Maryland 21202                  100
W. H. Newbold's Son & Co.                   1500 Walnut Street, Philadelphia, Pennsylvania 19102                 100
Parker/Hunter, Incorporated                 600 Grant Street, Pittsburgh, Pennsylvania 15219                     100
Smith Barney Inc.                           2 World Trade Center, 101st Floor, New York, New York 10048          100
Wheat, First Securities, Inc.               River Front Plaza, 901 East Byrd Street, Richmond, Virginia          100
                                              23219
                                                                                                               4,063

                                                                                                               MARYLAND
                                                                                                               QUALITY TRUST
      NAME                                         ADDRESS                                                     UNITS
Van Kampen Merritt Inc.                     One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,239
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048           250
A. G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                100
Ferris, Baker Watts, Inc.                   100 Light Street, Baltimore, Maryland 21203                          100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                             100
Legg Mason Wood Walker, Inc.                111 South Calvert Street, Baltimore, Maryland 21202                  100
Prudential Securities Inc.                  32 Old Slip, 16th Floor, Financial Square, New York, New York        100
  Unit Investment Trust Department            10292
Wheat, First Securities, Inc.               River Front Plaza, 901 East Byrd Street, Richmond, Virginia          100
                                              23219
                                                                                                               3,089

     Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

     In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

     Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for

                                 Underwriting                               65
certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

66                           Trust Administration

FUND ADMINISTRATION AND EXPENSES

     SPONSOR. Van Kampen Merritt Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen Merritt Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen Merritt Inc. management owns a significant minority equity position. Van Kampen Merritt Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal office at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1993 the total stockholders' equity of Van Kampen Merritt Inc. was $122,167,000 (audited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust or to any Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of March 31, 1994, the Sponsor and its affiliates managed or supervised approximately $36.5 billion of investment products, of which over $24 billion is invested in municipal securities. The Sponsor and its affiliates managed $22.5 billion of assets, consisting of $8.2 billion for 21 open end mutual funds, $8.0 billion for 34 closed-end funds and $6.3 billion for 51 institutional accounts. The Sponsor has also deposited approximately $24 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipal Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $14 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over one million retail investor accounts, opened through retail distribution firms. Van Kampen Merritt Inc. is the sponsor of the various series of the trusts listed below and the distributor of the mutual funds and closed-end funds listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

                 NAME OF TRUST                                         TRUST INVESTMENT OBJECTIVE
Insured Municipals Income Trust................  Tax-exempt income by investing in insured municipal securities
California Insured Municipals Income Trust.....  Double tax-exemption for California residents by investing in insured
                                                 California municipal securities
New York Insured Municipals Income Trust.......  Double and in certain cases triple tax-exemption for New York residents by investing in insured New York municipal securities
Pennsylvania Insured Municipals Income Trust...  Double and in certain cases triple tax-exemption for Pennsylvania residents by investing in insured Pennsylvania municipal securities
Insured Municipals Income Trust, Insured         Tax-exempt income by investing in insured municipal securities; all
  Multi-Series.................................  issuers of bonds in a state trust are located in such state or in
 (Premium Bond Series, National, Limited           territories or possessions of the United States-- providing
 Maturity, Intermediate, Short Intermediate,       exemptions from all state income tax for residents of such state
 Discount, Alabama, Arizona, Arkansas,             (except for the Oklahoma IM-IT Trust where a portion of the income of
 California, California Intermediate,              the Trust is subject to the Oklahoma state income tax)
 California Intermediate Laddered Maturity,
 California Premium, Colorado, Connecticut,
 Florida, Florida Intermediate, Florida
 Intermediate Laddered Maturity, Georgia,
 Louisiana, Massachusetts, Massachusetts
 Premium, Michigan, Michigan Intermediate,
 Michigan Intermediate Laddered Maturity,
 Michigan Premium, Minnesota, Missouri,
 Missouri Intermediate Laddered Maturity,
 Missouri Premium, New Jersey, New Jersey
 Intermediate Laddered Maturity, New Mexico,
 New York, New York Intermediate, New York
 Intermediate Laddered Maturity, New York
 Limited Maturity, Ohio, Ohio Intermediate,
 Ohio IM-IT Intermediate Laddered Maturity,
 Ohio Premium, Oklahoma, Pennsylvania,
 Pennsylvania Intermediate, Pennsylvania
 Intermediate Laddered Maturity, Pennsylvania
 Premium, Tennessee, Texas, Washington, West
 Virginia)
Insured Tax Free Bond Trust....................  Tax-exempt income by investing in insured municipal securities
Insured Tax Free Bond Trust, Insured             Tax-exempt income by investing in insured municipal securities; all
  Multi-Series.................................  issuers of bonds in a state trust are located in such state--providing
 (National, Limited Maturity, New York)            exemptions from state income tax for residents of such state

                             Trust Administration                           67


                 NAME OF TRUST                                   TRUST INVESTMENT OBJECTIVE (Continued)
Investors' Quality Tax-Exempt Trust............  Tax-exempt income by investing in municipal securities
Investors' Quality Tax-Exempt Trust,             Tax-exempt income by investing in municipal securities; all issuers of
  Multi-Series.................................  bonds in a state trust are located in such state or in territories or
 (National, National AMT, Intermediate,            possessions of the United States--providing exemptions from state
 Alabama, Arizona, Arkansas, California,           income tax for residents of such state
 Colorado, Connecticut, Delaware, Florida,
 Georgia, Kansas, Kentucky, Maine, Maryland,
 Massachusetts, Michigan, Minnesota, Missouri,
 Nebraska, New Jersey, New York, North
 Carolina, Ohio, Oregon, Pennsylvania, South
 Carolina, Virginia)
Investors' Quality Municipals Trust, AMT         Tax-exempt income for investors not subject to the alternative minimum
  Series.......................................  tax by investing in municipal securities, some or all of which are subject to the Federal alternative minimum tax
Investors' Corporate Income Trust..............  Taxable income by investing in corporate bonds
Investors' Governmental Securities--Income       Taxable income by investing in government-backed GNMA securities
  Trust........................................
Van Kampen Merritt International Bond Income     High current income through an investment in a diversified portfolio of
  Trust........................................  foreign currency denominated corporate debt obligations
Van Kampen Merritt Insured Income Trust........  High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of insured, long-term or intermediate-term corporate debt securities
Van Kampen Merritt Utility Income Trust........  High dividend income and capital appreciation by investing in common stock of electric utilities
Van Kampen Merritt Blue Chip Opportunity         Provide the potential for capital appreciation and income by investing
  Trust........................................  in a portfolio of actively traded, New York Stock Exchange listed equity securities which are components of the Dow Jones Industrial
                                                   Average*
Van Kampen Merritt Blue Chip Opportunity and     Protect Unitholders' capital and provide the potential for capital
  Treasury Trust...............................    appreciation and income by investing a portion of its portfolio in
                                                   "zero coupon" U.S. Treasury obligations and the remainder of the trust's portfolio in actively traded, New York Stock Exchange listed equity securities which at the time of the creation of the trust were components of the Dow Jones Industrial Average*
Van Kampen Merritt Emerging Markets Income       High current income consistent with preservation of capital through a
  Trust........................................  diversified investment in a fixed portfolio primarily consisting of
                                                   Brady Bonds of emerging market countries that have restructured sovereign debt pursuant to the framework of the Brady Plan
Van Kampen Merritt Global Telecommunications     Provide the potential for capital appreciation and income consistent
  Trust........................................  with the preservation of invested capital, by investing in a portfolio of equity securities which provide equipment for or services to the telecommunications industry
Van Kampen Merritt Global Energy Trust.........  Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by investing in a portfolio of equity securities diversified within the energy industry
Strategic Ten Trust............................  Provide an above average total return through a combination of
 (United States, United Kingdom, and Hong Kong   potential capital appreciation and dividend income, consistent with
 Portfolios)                                       preservation of invested capital, by investing in a portfolio of common stocks of the ten companies in a recognized stock exchange index having the highest dividend yields
Van Kampen Merritt Brand Name Equity Trust.....  Provide the potential for capital appreciation and income consistent with the preservation of invested capital, by investing in a portfolio of equity securities diversified within the non-durable consumer products industry


              NAME OF MUTUAL FUND                                       FUND INVESTMENT OBJECTIVE
Van Kampen Merritt U.S. Government Fund........  High current income by investing in U.S. Government securities
Van Kampen Merritt Insured Tax Free Income       High current income exempt from Federal income taxes by investing in
 Fund..........................................  insured municipal securities
Van Kampen Merritt Municipal Income Fund.......  High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt Tax Free High Income Fund...  High current income exempt from Federal income taxes by investing in medium and lower grade municipal securities
Van Kampen Merritt California Insured Tax Free   High current income exempt from Federal and California income taxes by
 Fund..........................................  investing in insured California municipal securities
Van Kampen Merritt High Yield Fund.............  Provide a high level of current income by investing in medium and lower grade domestic and foreign government and corporate debt securities.
                                                  The Fund will seek capital appreciation as a secondary objective
Van Kampen Merritt Growth and Income Fund......  Long-term growth of both capital and dividend income by investing in dividend paying common stocks
Van Kampen Merritt Pennsylvania Tax Free Income  High current income exempt from Federal and Pennsylvania state and
 Fund..........................................  local income taxes by investing in medium and lower grade Pennsylvania municipal securities
Van Kampen Merritt Money Market Fund...........  High current income by investing in a broad range of money market instruments that will mature within twelve months
Van Kampen Merritt Tax Free Money Fund.........  High current income exempt from Federal income taxes by investing in a broad range of municipal securities that will mature within twelve months

* The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average.

68                           Trust Administration


              NAME OF MUTUAL FUND                                 FUND INVESTMENT OBJECTIVE (Continued)
Van Kampen Merritt Short-Term Global Income      High current income by investing in a global portfolio of high quality
 Fund..........................................  debt securities denominated in various currencies having remaining maturities of not more than three years
Van Kampen Merritt Adjustable Rate U.S.          High level of current income with a relatively stable net asset value
 Government Fund...............................  investing in U.S. Government securities
Van Kampen Merritt Limited Term Municipal        High level of current income exempt from federal income tax, consistent
 Income Fund...................................  with preservation of capital
Van Kampen Merritt Utility Fund................  Provide capital appreciation and current income by investing in a diversified portfolio of common stocks and income securities issued by companies engaged in the utilities industry
Van Kampen Merritt Strategic Income Fund.......  Provide shareholders with high current income. The Fund will seek capital appreciation as a secondary objective


            NAME OF CLOSED-END FUND                                     FUND INVESTMENT OBJECTIVE
Van Kampen Merritt Municipal Income Trust......  High current income exempt from Federal income taxes with safety of principal by investing in a diversified portfolio of investment grade municipal securities
Van Kampen Merritt California Municipal          High current income exempt from Federal and California income taxes
 Trust.........................................  with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Intermediate Term High        High current income while seeking to preserve shareholders' capital by
 Income Trust..................................  investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Limited Term High Income      High current income while seeking to preserve shareholders' capital by
 Trust.........................................  investing in a diversified portfolio of high yield fixed income securities
Van Kampen Merritt Prime Rate Income Trust.....  High current income, consistent with preservation of capital by investing in interests in floating or variable rate senior loans
Van Kampen Merritt Investment Grade Municipal    High current income exempt from Federal income tax, consistent with
 Trust.........................................  preservation of capital
Van Kampen Merritt Municipal Trust.............  High level of current income exempt from Federal income tax, consistent with preservation of capital
Van Kampen Merritt California Quality Municipal  High current income exempt from Federal and California income taxes
 Trust.........................................  with safety of principal by investing in a diversified portfolio of investment grade California municipal securities
Van Kampen Merritt Florida Quality Municipal     High current income exempt from Federal income taxes and Florida
 Trust.........................................  intangible personal property taxes with safety of principal by investing in a diversified portfolio of investment grade Florida municipal securities
Van Kampen Merritt New York Quality Municipal    High current income exempt from Federal as well as New York State and
 Trust.........................................  New York City income taxes with safety of principal by investing in a diversified portfolio of investment grade New York municipal securities
Van Kampen Merritt Ohio Quality Municipal        High current income exempt from Federal and Ohio income taxes with
 Trust.........................................  safety of principal by investing in a diversified portfolio of investment grade Ohio municipal securities
Van Kampen Merritt Pennsylvania Quality          High current income exempt from Federal and Pennsylvania income taxes
 Municipal Trust...............................  with safety of principal by investing in a diversified portfolio of investment grade Pennsylvania municipal securities
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income tax, consistent
 Municipals....................................  with preservation of capital
Van Kampen Merritt Trust for Insured             High level of current income exempt from Federal income tax, consistent
 Municipals....................................  with preservation of capital by investing in a diversified portfolio of municipal securities which are covered by insurance with respect to timely payment of principal and interest
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal and California income
 CA Municipals.................................   taxes, consistent with preservation of capital by investing in a diversified portfolio of California municipal securities
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income taxes,
 FL Municipals.................................   consistent with preservation of capital. The Fund also seeks to offer its Shareholders the opportunity to own securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal income taxes and New
 NJ Municipals.................................   Jersey gross income taxes, consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal as well as from New
 NY Municipals.................................   York State and New York City income taxes, consistent with preservation of capital
Van Kampen Merritt Trust for Investment Grade    High level of current income exempt from Federal and Pennsylvania
 PA Municipals.................................   income taxes and, where possible under local law, local income and property taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity         High level of current income exempt from Federal income tax, consistent
 Trust.........................................  with preservation of capital by investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Municipal Income    High level of current income exempt from Federal income tax, consistent
 Trust.........................................  with preservation of capital by investing in a diversified portfolio of municipal securities
Van Kampen Merritt Advantage Pennsylvania        High level of current income exempt from Federal and Pennsylvania
 Municipal Income Trust........................   income taxes and, where possible under local law, local income and property taxes, consistent with preservation of capital
Van Kampen Merritt Strategic Sector Municipal    Provide common shareholders with a high level of current income exempt
 Trust.........................................  from Federal income taxes, consistent with preservation of capital
Van Kampen Merritt Value Municipal Income        High level of current income exempt from Federal income taxes,
 Trust.........................................  consistent with preservation of capital
Van Kampen Merritt California Value Municipal    High level of current income exempt from Federal and California income
 Income Trust..................................  taxes, consistent with preservation of capital
Van Kampen Merritt Massachusetts Value           High level of current income exempt from Federal income taxes and
 Municipal Income Trust........................   Massachusetts personal income taxes, consistent with preservation of capital
Van Kampen Merritt New Jersey Value Municipal    High level of current income exempt from Federal income taxes and New
 Income Trust..................................   Jersey gross income tax, consistent with preservation of capital

                             Trust Administration                           69
            NAME OF CLOSED-END FUND                               FUND INVESTMENT OBJECTIVE (Continued)
Van Kampen Merritt New York Value Municipal      High level of current income exempt from Federal as well as New York
 Income Trust..................................   State and New York City income taxes, consistent with preservation of capital
Van Kampen Merritt Ohio Value Municipal Income   High level of current income exempt from Federal and Ohio income taxes,
 Trust.........................................  consistent with preservation of capital
Van Kampen Merritt Pennsylvania Value Municipal  High level of current income exempt from Federal and Pennsylvania
 Income Trust..................................   income taxes, consistent with preservation of capital
Van Kampen Merritt Municipal Opportunity Trust   High level of current income exempt from federal income tax, consistent
 II............................................  with preservation of capital
Van Kampen Merritt Florida Municipal             High level of current income exempt from federal income tax, consistent
 Opportunity Trust.............................  with preservation of capital. The Fund seeks to offer its common shareholders the opportunity to own securities exempt from Florida intangible personal property taxes
Van Kampen Merritt Advantage Municipal Income    Provide common shareholders with a high level of current income exempt
 Trust II......................................  from federal income tax, consistent with preservation of capital
Van Kampen Merritt Select Sector Municipal       To provide common shareholders with a high level of current income
 Trust.........................................  exempt from federal income tax, consistent with preservation of capital

    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

     COMPENSATION OF SPONSOR AND EVALUATOR. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 1 and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

     TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder

70                           Trust Administration
Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     TRUSTEE'S FEE. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit Information" for the applicable Trust. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports Provided" and "Trustee" above.

     PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is

                             Trust Administration                           71
determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder Explanations--Public Offering-- Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

     The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

     If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

     SPONSOR PURCHASES OF UNITS. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

     INSURANCE PREMIUMS. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios", so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

     MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts.

72                           Trust Administration

     The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

     AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

     A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information". A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of a State Trust (other than a State Intermediate Laddered Maturity Trust), or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trust. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

     Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable

                             Trust Administration                           73
after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

     LIMITATION ON LIABILITIES. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus Purchased Interest, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Purchased and Accrued Interest--Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price, plus Purchased Interest plus interest accrued to the date of settlement in the manner described.

     The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $20.00 per Unit for less than 100 Units, $22.00 per Unit for any single transaction of 100 to 249 Units, $21.50 per Unit for any single transaction of 250 to 499 Units, $24.50 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units of a State Intermediate Laddered Maturity Trust, and in the case of a State Trust (other than a State Intermediate Laddered Maturity Trust), $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General". Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations-- Public Offering".

     To facilitate the handling of transactions during the initial offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

74                           Trust Administration

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting".

     SPONSOR AND UNDERWRITER COMPENSATION. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units (excluding Purchased Interest) as indicated under "Unitholder Explanations--Public Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public Offering--General".

     The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $22.00, $22.00 and $35.00 per
Unit of any Quality, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, State Intermediate Laddered Maturity and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any State Trust (other than a State Intermediate Laddered Maturity Trust) the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any State Intermediate Laddered Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $23.00 per Unit for any single transaction of 100 to 249 Units, $23.00 per Unit for any single transaction of 250 to 499 Units, $24.75 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 Units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. Also, the Sponsor will receive from the Managing
Underwriters of the Maryland Quality
Trust (who underwrite 15% of the Trust or 1,000 Units, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Maryland Quality Trust will receive an additional $2.00 per each such Unit. See "Unitholder Explanations--Public Offering--General." Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Services, Inc. of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting" and "Portfolio" for the applicable Trust and "Notes to Portfolios". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

     As stated under "Unitholder Explanations--Public Offering--Market for Units", the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

                                Other Matters                               75

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal, Arizona and Minnesota tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Saul, Ewing, Remick & Saul has acted as special counsel to the Fund for Pennsylvania tax matters. Weinberg and Green has acted as special counsel to the Fund for Maryland tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

     In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:
     (1) Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;
     (2) Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost;
     (3) Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and
     (4) Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for

76                              Other Matters
        such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued). Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

     In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

     Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

     In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

     In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

     All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

                                Other Matters                               77

     At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

     In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

     Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

     In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

     Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

     For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

78                              Other Matters

DESCRIPTION OF SECURITIES RATINGS*

      STANDARD & POOR'S CORPORATION. A Standard & Poor's Corporation ("Standard & Poor's") corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

     The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

     The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

     The ratings are based, in varying degrees, on the following considerations:
      I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.
     II. Nature of and provisions of the obligation.
     III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

     AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

     A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

     BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings follows:

     Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

     Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

*As published by the rating companies.

                                Other Matters                               79

     A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

     Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

   To the Board of Directors of Van Kampen Merritt Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 229 (Arizona IM-IT, Minnesota IM-IT, New York IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT and Maryland Quality Trusts):

        We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 229 (Arizona IM-IT, Minnesota IM-IT, New York IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT and Maryland Quality Trusts) as of August 4, 1994. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

        We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 229 (Arizona IM-IT, Minnesota IM-IT, New York IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT and Maryland Quality Trusts) as of August 4, 1994, in conformity with generally accepted accounting principles.

   Chicago, Illinois                                        GRANT THORNTON

   August 4, 1994

80                              Other Matters


                       INSURED MUNICIPALS INCOME TRUST
                                     AND
                     INVESTORS' QUALITY TAX-EXEMPT TRUST
                               MULTI-SERIES 229
                           STATEMENTS OF CONDITION
                             AS OF AUGUST 4, 1994

                                                                                 NEW YORK
                                                                                 IM-IT
                                                                                 INTERMEDIATE
                                               ARIZONA          MINNESOTA        LADDERED         PENNSYLVANIA     MARYLAND
    INVESTMENT IN SECURITIES                   IM-IT TRUST      IM-IT TRUST      MATURITY TRUST   IM-IT TRUST      QUALITY TRUST
Contracts to purchase tax-exempt securities
  <F1><F2><F4>..............................   $   2,879,572    $   2,837,212    $   2,975,072    $   3,840,760    $   2,909,332
Accrued interest to the First Settlement
  Date <F1><F4>.............................          22,073           30,352           14,308           24,370           45,665
         Total..............................   $   2,901,645    $   2,867,564    $   2,989,380    $   3,865,130    $   2,954,997
    LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
  Accrued interest payable to Sponsor
    <F1><F4>................................   $          --    $       2,739    $          --    $          --    $      15,886
Interest of Unitholders--
      Cost to investors <F3>................       3,050,000        3,011,000        3,081,390        4,063,000        3,089,000
  Less: Gross underwriting commission <F3>..         148,355          146,175           92,010          197,870          149,889
         Net interest to Unitholders
           <F1><F3><F4>.....................       2,901,645        2,864,825        2,989,380        3,865,130        2,939,111
         Total..............................   $   2,901,645    $   2,867,564    $   2,989,380    $   3,865,130    $   2,954,997

<F1> The aggregate value of the Securities listed under "Portfolio" for each
     Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price". The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                                                                OFFERING        ACCRUED
                                                                 PRINCIPAL      PRICE           INTEREST TO
                                                  AMOUNT OF      AMOUNT OF      OF BONDS        EXPECTED
                                                  LETTER OF      BONDS UNDER    UNDER           DELIVERY
                                                  CREDIT         CONTRACTS      CONTRACTS       DATES
Arizona IM-IT Trust.............................  $   2,898,897  $   3,000,000  $   2,879,572   $    19,325
Minnesota IM-IT Trust...........................  $   2,864,642  $   3,080,000  $   2,837,212   $    27,430
New York IM-IT Intermediate
 Laddered Maturity Trust........................  $   2,988,682  $   3,000,000  $   2,975,072   $    13,610
Pennsylvania IM-IT Trust........................  $   3,869,089  $   3,995,000  $   3,840,760   $    28,329
Maryland Quality Trust..........................  $   2,952,786  $   3,040,000  $   2,909,332   $    43,454

<F2> Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3> The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust Administration--General-- Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.
<F4> Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.

                                Other Matters                               81

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

     As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1994. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $111,800. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

ARIZONA

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET     5%     5 1/2%     6%     6 1/2%     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  18.4%      6.13%    6.74%    7.35%    7.97%    8.58%    9.19%    9.80%
                  38.00 -  91.90  31.6       7.31     8.04     8.77     9.50    10.23    10.96    11.70
 22.80 -  55.10                   32.6       7.42     8.16     8.90     9.64    10.39    11.13    11.87
 55.10 - 115.00   91.90 - 140.00  35.4       7.74     8.51     9.29    10.06    10.84    11.61    12.38
                 140.00 - 250.00  40.1       8.35     9.18    10.02    10.85    11.69    12.52    13.36
115.00 - 250.00                   40.4       8.39     9.23    10.07    10.51    11.74    12.58    13.42
  Over 250.00      Over 250.00    43.8       8.90     9.79    10.68    11.57    12.46    13.35    14.23


MINNESOTA

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET     5%     5 1/2%     6%     6 1/2%     7%     7 1/2%     8%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  21.8%      6.39%    7.03%    7.67%    8.31%    8.95%    9.59%   10.23%
 22.80 -  55.10   38.00 -  91.90  34.1       7.59     8.35     9.10     9.86    10.62    11.38    12.14
 55.10 - 115.00   91.90 - 140.00  36.9       7.92     8.72     9.51    10.30    11.09    11.89    12.68
115.00 - 250.00  140.00 - 250.00  41.4       8.53     9.39    10.24    11.09    11.95    12.80    13.65
  Over 250.00      Over 250.00    44.7       9.04     9.95    10.85    11.75    12.66    13.56    14.47

82                              Other Matters


NEW YORK INTERMEDIATE LADDERED MATURITY

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*    4%     4 1/2%     5%     5 1/2%     6%     6 1/2%     7%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  21.5%      5.10%    5.73%    6.37%    7.01%    7.64%    8.28%    8.92%
 22.80 -  55.10   38.00 -  91.90  33.5       6.02     6.77     7.52     8.27     9.02     9.77    10.53
 55.10 - 115.00   91.90 - 140.00  36.2       6.27     7.05     7.84     8.62     9.40    10.19    10.97
115.00 - 250.00  140.00 - 250.00  40.9       6.77     7.61     8.46     9.31    10.15    11.00    11.84
  Over 250.00      Over 250.00    44.2       7.17     8.06     8.96     9.86    10.75    11.65    12.54

*Combined Federal and State tax bracket was computed assuming that the investor is not subject to local income taxes, such as New York City taxes. Should a Unitholder reside in a locality which imposes an income tax, the Unitholder's equivalent taxable estimated current return would be greater than the equivalent taxable estimated current returns indicated in the table. The table does not reflect the recent enactment of a New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000. In addition, the table does not reflect the amendments to the New York State income tax law that imposed limitations on the deductibility of itemized deductions. The application of the New York State supplemental income tax and limitation on itemized deductions may result in a higher combined Federal, State and local tax rate than indicated in the table.


PENNSYLVANIA

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*  5 1/2%     6%     6 1/2%     7%     7 1/2%     8%     8 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  17.4%      6.66%    7.26%    7.87%    8.47%    9.08%    9.69%   10.29%
 22.80 -  55.10   38.00 -  91.90  30.0       7.86     8.57     9.29    10.00    10.71    11.43    12.14
 55.10 - 115.00   91.90 - 140.00  32.9       8.20     8.94     9.69    10.43    11.18    11.92    12.67
115.00 - 250.00  140.00 - 250.00  37.8       8.84     9.65    10.45    11.25    12.06    12.86    13.67
  Over 250.00      Over 250.00    41.3       9.37    10.22    11.07    11.93    12.78    13.63    14.48

*The table does not reflect the effect of the exemption of the Trust from local personal property taxes and from the Philadelphia School District Investment Net Income Tax, accordingly; residents of Pennsylvania subject to such taxes would need a higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.


MARYLAND

  TAXABLE INCOME ($1,000'S)                             TAX-EXEMPT ESTIMATED CURRENT RETURN
   SINGLE            JOINT          TAX
   RETURN           RETURN        BRACKET*  5 1/2%     6%     6 1/2%     7%     7 1/2%     8%     8 1/2%
                                                    EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
$    0 -  22.80  $    0 -  38.00  19.3%      6.82%    7.43%    8.05%    8.67%    9.29%    9.91%   10.53%
 22.80 -  55.10   38.00 -  91.90  31.6       8.04     8.77     9.50    10.23    10.96    11.70    12.43
                  91.90 - 140.00  34.5       8.40     9.16     9.92    10.69    11.45    12.21    12.98
 55.10 - 115.00                   35.1       8.47     9.24    10.02    10.79    11.56    12.33    13.10
115.00 - 250.00  140.00 - 250.00  39.8       9.14     9.97    10.80    11.63    12.46    13.29    14.12
  Over 250.00      Over 250.00    43.2       9.68    10.56    11.44    12.32    13.20    14.08    14.96

*The table does not reflect the effect of the exemption of the Trust from local, county and city taxes. Residents of most Maryland localities, including Montgomery County and the City and County of Baltimore, are subject to taxes and therefore would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

     A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen Merritt sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

                                Other Matters                               83

ESTIMATED CASH FLOWS TO UNITHOLDERS

     The tables below set forth the per Unit estimated distributions of interest, principal and rebates of Purchased Interest to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

ARIZONA IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
September     1994                            $ 3.00                                    $  3.00
October       1994 - May            2006        4.50                                       4.50
June          2006                              4.50      $ 98.36          $.78          103.64
July          2006                              4.00       163.93          1.32          169.25
August        2006 - October        2009        3.17                                       3.17
November      2009                              3.17        65.57           .42           69.16
December      2009 - June           2013        2.91                                       2.91
July          2013                              2.91       163.94          1.06          167.91
August        2013 - June           2015        2.24                                       2.24
July          2015                              2.24        81.97           .53           84.74
August        2015 - July           2016        1.91                                       1.91
August        2016                              1.48       163.93          1.27          166.68
September     2016 - December       2018        1.11                                       1.11
January       2019                              1.11       163.93          1.22          166.26
February      2019 - June           2021         .34                                        .34
July          2021                               .34        81.97           .64           82.95

84                              Other Matters


MINNESOTA IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
September     1994                            $ 2.94                                    $  2.94
October       1994 - January        2003        4.41                                       4.41
February      2003                              4.41      $199.26        $ 2.03          205.70
March         2003 - October        2004        3.42                                       3.42
November      2004                              3.42        83.03           .87           87.32
December      2004 - May            2008        2.99                                       2.99
June          2008                              2.99       166.06          1.31          170.36
July          2008 - January        2014        2.35                                       2.35
February      2014                              2.35       142.81          1.25          146.41
March         2014 - January        2016        1.74                                       1.74
February      2016                              1.74       166.06          1.38          169.18
March         2016 - November       2018        1.07                                       1.07
December      2018                               .86        99.63           .79          101.28
January       2019 - May            2019         .68                                        .68
June          2019                               .48        83.03           .77           84.28
July          2019 - May            2023         .31                                        .31
June          2023                               .11        83.03           .77           83.91

                                Other Matters                               85


NEW YORK IM-IT INTERMEDIATE LADDERED MATURITY TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
September     1994                            $ 2.59                                    $  2.59
October       1994 - February       1999        3.89                                       3.89
March         1999                              3.78      $ 50.00          $.24           54.02
April         1999                              3.69        78.33           .38           82.40
May           1999 - August         1999        3.37                                       3.37
September     1999                              3.22        71.67           .34           75.23
October       1999 - February       2000        3.08                                       3.08
March         2000                              3.04        20.00           .10           23.14
April         2000 - July           2000        3.00                                       3.00
August        2000                              3.00       120.00           .66          123.66
September     2000                              2.32        60.00           .29           62.61
October       2000 - December       2000        2.22                                       2.22
January       2001                              2.22        86.65                         88.87
February      2001 - March          2001        2.21                                       2.21
April         2001                              2.21        68.35           .34           70.90
May           2001 - October        2001        1.94                                       1.94
November      2001                              1.94        45.00           .23           47.17
December      2001 - May            2002        1.75                                       1.75
June          2002                              1.48       120.00           .61          122.09
July          2002                              1.25                                       1.25
August        2002                              1.25        80.00           .44           81.69
September     2002 - July           2003         .88                                        .88
August        2003                               .88       200.00          1.14          202.02

86                              Other Matters


PENNSYLVANIA IM-IT TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
September     1994                          $ 3.09                                     3.09
October       1994  - Juue          2004      4.63                                     4.63
July          2004                            4.63        147.67      $ l.00         153.30
August        2004  - September     2004      3.84                                     3.84
October       2004                            3.40        166.13        1.07         170.60
November      2004  - August        2006      3.00                                     3.00
September     2006                            2.54        172.29        1.12         175.95
October       2006  - Novemter      2014      2.13                                     2.13
December      2014                            2.03         41.84         .25          44.12
January       2015  - Juue          2015      1.94                                     1.94
July          2015                            1.63        123.06         .74         125.43
August        2015  - November      2017      1.37                                     1.37
December      2017                            1.37         24.60                      25.97
January       2018  - October       2019      1.36                                     1.36
November      2019                            1.05        123.07         .77         124.89
December      2019  - December      2020       .76                                      .76
January       2021                             .48        123.06         .68         124.22
February      2021  - April         2024       .23                                      .23
May           2024                             .08         61.53         .37          61.98

                                Other Matters                               87



MARYLAND QUALITY TRUST

     MONTHLY

                                                                       ESTIMATED
                                           ESTIMATED    ESTIMATED      PURCHASED      ESTIMATED
           DISTRIBUTION DATES              INTEREST     PRINCIPAL      INTEREST         TOTAL
              (EACH MONTH)                DISTRIBUTION DISTRIBUTION     REBATE       DISTRIBUTION
September     1994                            $ 3.10                                    $  3.10
October       1994 - March          2006        4.65                                       4.65
April         2006                              4.65      $161.86        $ 1.70          168.21
May           2006 - June           2006        3.82                                       3.82
July          2006                              3.82       161.86          1.75          167.43
August        2006 - May            2015        2.96                                       2.96
June          2015                              2.96        32.38           .28           35.62
July          2015 - June           2019        2.82                                       2.82
July          2019                              2.82        93.88           .90           97.60
August        2019 - June           2021        2.38                                       2.38
July          2021                              2.38        64.74           .55           67.67
August        2021 - August         2022        2.11                                       2.11
September     2022                              2.11       161.87          1.62          165.60
October       2022 - June           2023        1.32                                       1.32
July          2023                              1.32       145.68          1.22          148.22
August        2023 - March          2024         .73                                        .73
April         2024                               .73       161.86          1.62          164.21

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

          Title                                         Page
INTRODUCTION.....................................          2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION.......          3
UNITHOLDER EXPLANATIONS..........................          7
 Settlement of Bonds in the Trusts...............          7
   The Fund......................................          7
   Objectives and Securities Selection...........          8
   Risk Factors..................................         10
   Replacement Bonds.............................         12
   Bond Redemptions..............................         13
   Distributions.................................         14
   Certificates..................................         14
 Estimated Current Returns and Estimated
   Long-Term Returns.............................         15
 Interest Earning Schedule.......................         15
   Calculation of Estimated Net Annual Interest
     Income......................................         15
 Purchased and Accrued Interest..................         16
   Purchased Interest............................         16
   Accrued Interest..............................         16
 Public Offering.................................         16
   General.......................................         16
   Offering Price................................         18
   Market for Units..............................         19
   Distributions of Interest and Principal.......         19
   Reinvestment Option...........................         20
   Redemption of Units...........................         21
   Reports Provided..............................         22
 Insurance on the Bonds in the Insured Trusts....         23
ARIZONA IM-IT TRUST..............................         30
MINNESOTA IM-IT TRUST............................         36
NEW YORK IM-IT INTERMEDIATE LADDERED MATURITY
 TRUST...........................................         40
PENNSYLVANIA IM-IT TRUST.........................         50
MARYLAND QUALITY TRUST...........................         58
NOTES TO PORTFOLIOS..............................         61
UNDERWRITING.....................................         63
TRUST ADMINISTRATION.............................         66
 Fund Administration and Expenses................         66
   Sponsor.......................................         66
   Compensation of Sponsor and Evaluator.........         69
   Trustee.......................................         69
   Trustee's Fee.................................         70
   Portfolio Administration......................         70
   Sponsor Purchases of Units....................         71
   Insurance Premiums............................         71
   Miscellaneous Expenses........................         71
 General.........................................         72
   Amendment or Termination......................         72
   Limitation on Liabilities.....................         73
   Unit Distribution.............................         73
   Sponsor and Underwriter Compensation..........         74
OTHER MATTERS....................................         75
 Legal Opinions..................................         75
 Independent Certified Public Accountants........         75
FEDERAL TAX STATUS...............................         75
DESCRIPTION OF SECURITIES RATINGS................         78
REPORT OF INDEPENDENT CERTIFIED PUBLIC
 ACCOUNTANTS.....................................         79
STATEMENTS OF CONDITION..........................         80
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
 TABLES..........................................         81
ESTIMATED CASH FLOWS TO UNITHOLDERS..............         83

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

(R) denotes a registered trademark of Van Kampen Merritt Inc.

          P       R      O       S      P       E      C       T      U      S

          August 4, 1994

          LOGO

          INSURED MUNICIPALS INCOME TRUST

          AND

          INVESTORS' QUALITY TAX-EXEMPT TRUST,

          MULTI-SERIES 229

          Arizona IM-IT 10

          Minnesota IM-IT 53

          New York IM-IT Intermediate
             Laddered Maturity Series 12

          Pennsylvania IM-IT 191

          Maryland Quality 65

          LOGO

         One Parkview Plaza        (R)
         Oakbrook Terrace, Illinois 60181
         Mellon Bank Center
         1735 Market Street, Suite 1300
         Philadelphia, Pennsylvania 19103
         Please retain this Prospectus for future reference.


                   Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement among Van Kampen Merritt Inc., Depositor, and Wall Street Trust, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Indemnity Corporation and/or Bond Investors Guaranty Insurance Company
     (to be supplied by amendment).

1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Services, Inc. (to be supplied by amendment).

4.2 Consent of Standard & Poor's Corporation (to be supplied by amendment).

4.3  Consent of Grant Thornton (to be supplied by amendment.
                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 231 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 9th day of August, 1994.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 231
                                                            (Registrant)

                                    By Van Kampen Merritt Inc.
                                                             (Depositor)

                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on August 9, 1994.

  Signature                 Title

John C. Merritt     Chairman, Chief Executive  )
                      Officer and Director     )

William R. Rybak    Senior Vice President and  )
                      Chief Financial Officer  )

Ronald A. Nyberg    Director                   )

William R. Molinari Director                   )
Sandra A Waterworth
(Attorney-in-fact*)
______________________________________________________________________
* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust Multi-Series 203 (File No. 33-65744) and the same are hereby incorporated herein by this reference.